EXHIBIT 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HALCÓN RESOURCES CORPORATION,

LEOPARD SUB I, INC.,

LEOPARD SUB II, LLC

AND

GEORESOURCES, INC.

April 24, 2012

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Exhibits:

Exhibit A	–	Agreement and Plan of Merger (Second Merger)
Exhibit B	–	Statement of Merger for Second Merger (Colorado)
Exhibit C	–	Certificate of Merger for Second Merger (Delaware)

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), executed as of April 24, 2012, is by and among Halcón Resources Corporation, a Delaware corporation (“Parent”), Leopard Sub I, Inc., a Colorado corporation and wholly owned subsidiary of Parent (“Merger Sub”), Leopard Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (the “Second Merger Sub”), and GeoResources, Inc., a Colorado corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), and the merger of the Company as the surviving entity in the Merger with and into Second Merger Sub (the “Second Merger”), upon the terms and subject to the conditions of this Agreement and in accordance with the Colorado Business Corporation Act (the “CBCA”), the Colorado Corporations and Associations Act (the “CCAA”), the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”, and together with the CBCA, the CCAA and the DGCL, the “State Statutes”);

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have determined that the Merger is fair to, and in the best interests of, their respective stockholders and other equity holders;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain officers and directors (and certain affiliates of theirs) of the Company, and the Company and HALRES LLC, a Delaware limited liability company, have entered into voting agreements, under which such parties have among other things agreed to support the Merger or the Parent Proposal, as applicable, upon the terms and conditions set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent a Confidential Information, Non-Competition and Non-Solicit Agreement executed by Frank A. Lodzinski;

WHEREAS, as soon as possible after the Effective Time of the Merger, but within no more than five (5) Business Days from the Effective Time of the Merger, and as part of the plan of reorganization represented by this Agreement under Section 368(a) of the Code, the Company, in accordance with the CBCA, CCAA and the DLLCA, Parent shall cause the Second Merger to occur, with Second Merger Sub as the surviving entity in the Second Merger; and

WHEREAS for U.S. federal income Tax purposes, the parties intend that (a) the Merger in combination with the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, (b) this Agreement will constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g), (c) the Surviving Company will be disregarded as an entity separate from Parent for federal income Tax purposes and (d) Parent and the Company will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

THE MERGERS

Section 1.1 The Mergers.

(a) The Merger. Upon the terms and subject to conditions of this Agreement and in accordance with the State Statutes, at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Company”). The Merger shall have the effect as provided in the applicable provisions of the State Statutes. Without limiting the foregoing, upon the Merger, all the rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all the obligations, duties, debts and liabilities of the Company and Merger Sub shall be the obligations, duties, debts and liabilities of the Surviving Company.

(b) The Second Merger. As soon as possible after the Effective Time of the Merger, but no more than five (5) Business Days after the Effective Time of the Merger, Parent shall cause the Second Merger to occur (the “Second Merger Effective Time”). At the Second Merger Effective Time, the separate existence of the Surviving Company shall cease and Second Merger Sub shall continue as the surviving entity. The Second Merger shall have the effect as provided in the applicable provisions of the State Statutes. Without limiting the foregoing, upon the Second Merger, all the rights, privileges, immunities, powers and franchises of the Surviving Company and Second Merger Sub shall vest in Second Merger Sub and all the obligations, duties, debts and liabilities of the Surviving Company and Second Merger Sub shall be the obligations, duties, debts and liabilities of Second Merger Sub. The agreement and plan of merger, the statement of merger for the State of Colorado and the certificate of merger for the State of Delaware to be used in connection with the Second Merger shall be substantially in the forms attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively (collectively, the “Second Merger State Filings”). “Surviving Company,” when used in this Agreement to refer to periods after the Second Merger Effective Time, shall be deemed to refer to Second Merger Sub.

Section 1.2 Effective Time. Upon the terms and subject to the conditions of this Agreement, the parties will cause a statement of merger for the Merger (the “Statement of Merger”) to be duly prepared and filed with the Secretary of State of the State of Colorado (the “Secretary of State”) as provided in the State Statutes. The Merger shall become effective on the date and at the time when the Statement of Merger has been duly filed with the Secretary of State or, subject to the State Statutes, such other time as is agreed upon by the parties and specified in the Statement of Merger, and such time is hereinafter referred to as the “Effective Time.”

Section 1.3 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver of the conditions set forth in Article 6, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Houston time, on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article 6 (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) (the “Closing Date”), at the offices of Thompson & Knight, LLP, 333 Clay Street, Suite 3300, Houston, Texas 77002, unless another time, date and/or place is agreed to in writing by the parties hereto.

Section 1.4 Governing Instruments.

(a) Pursuant to the Merger, (a) the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(b) Pursuant to the Second Merger, (a) the certificate of formation of Second Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be the certificate of formation of the Surviving Company as of and after the Second Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law, and (b) the Limited Liability Company Agreement governing Second Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be the Limited Liability Company Agreement governing the Surviving Company as of and after the Second Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law.

Section 1.5 Directors, Managers and Officers of the Surviving Company.

(a) Directors; Managers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s articles of incorporation and bylaws. The directors of Surviving Company immediately prior to the Second Merger Effective Time shall, from and after the Second Merger Effective Time, be the managers of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and Limited Liability Company Agreement.

(b) Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Surviving Company’s articles of incorporation and bylaws. Such officers of the Surviving Company immediately prior to the Second Merger Effective Time shall, from and after the Second Merger Effective Time, be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and Limited Liability Company Agreement.

Section 1.6 Effect on Capital Stock.

(a) At the Effective Time by virtue of the Merger and without any action on the part of any party or holder of any of their securities, subject to the other provisions of this Article 1 and Section 2.1, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any Dissenting Shares) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive the following consideration (the “Merger Consideration”): the combination of (x) $20.00 (the “Per Share Cash Consideration”) and (y) 1.932 shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Per Share Stock Consideration” or the “Exchange Ratio”), subject to adjustment in accordance with Section 1.6(c).

(b) All of the shares of Company Common Stock converted into the Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate (each, a “Certificate”) previously representing any such shares of Company Common Stock or non-certificated shares represented by book entry (“Book Entry Shares”) shall thereafter cease to have any rights with respect to such securities, except the right to receive (i) the Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.1(c), and (iii) any cash to be paid in lieu of any fractional share of Parent Common Stock in accordance with Section 2.1(e). Each Dissenting Share, whether represented by a certificate or book-entry, shall thereafter represent only the right to receive the payments described in Section 1.8.

(c) If, between the date of this Agreement and the Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration.

(d) At the Effective Time, all shares of Company Common Stock that are owned directly or indirectly by Parent, Merger Sub, Second Merger Sub or the Company or any of their respective Subsidiaries shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be delivered in exchange therefore (all such shares, the “Excluded Shares”). All shares of Parent Common Stock that are owned by the Company or any of its Subsidiaries shall become authorized unissued stock of Parent.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, in the aggregate, be converted into and become 26,000,000 validly issued, fully paid and nonassessable shares of common stock of the Surviving Company.

(f) At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any holder thereof, (i) each share of common stock, par value

$0.0001 per share, of the Company, as the Surviving Company, issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable limited liability company interest of Second Merger Sub, as the new Surviving Company, and shall constitute the only outstanding limited liability company interests of the Surviving Company, and (ii) each limited liability company interest of Second Merger Sub issued and outstanding immediately prior to the Second Merger Effective Time shall be canceled.

Section 1.7 Stock Options, Warrants and Restricted Stock Units.

(a) Each option granted by the Company to purchase shares of Company Common Stock (each, a “Company Option”) that was granted pursuant to any stock option, purchase or award plan, program or arrangement of the Company (collectively, the “Company Stock Plans”), that is outstanding and unexercised immediately prior to the Effective Time, and that is not then vested and exercisable, shall become fully vested and exercisable on an accelerated basis immediately prior to the Effective Time. Immediately before the Effective Time, each Company Option that is then outstanding and unexercised shall be exercised (pursuant to an irrevocable written exercise notice from the holder of the Company Option that is contingent only on the Closing, the form of which shall be subject to approval by Parent and shall be delivered by Company to Parent within 15 Business Days following the execution and delivery of this Agreement) in accordance with the Company Stock Plans, including on a “net cashless” basis. The Company and Parent shall agree on the terms, conditions and manner of exercise of the Company Options and the terms, conditions and manner of the assumption of the Company Options, including, to the extent applicable, acceptable methods of payment of the option exercise price and applicable withholding taxes and determination of taxable income. As of the Effective Time, each share of Company Common Stock issued with respect to such former Company Option shall be converted into the right to receive the Merger Consideration pursuant to Section 1.6. At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time and for which such a written exercise notice is not delivered to Parent within 15 Business Days following the execution and delivery of this Agreement shall be assumed by Parent and converted into an option to acquire shares of Parent Common Stock, and, with respect to any such Company Option that is intended to be an “incentive stock option” under Section 422 of the Code, the option exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with Sections 422 and 424 of the Code and with respect to any such Company Option that is not intended to be an “incentive stock option,” the option exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with Section 409A of the Code.

(b) At the Effective Time, each warrant to purchase Company Common Stock (each, a “Company Warrant”) that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, shall, in connection with the Merger, be assumed by Parent and be converted into a warrant (an “Assumed Warrant”) to acquire Parent Common Stock (the “Share Portion”) and cash (the “Cash Portion”) in accordance with this Section 1.7(b). As of the Effective Time each Assumed Warrant shall continue to have, and be subject to, the same terms and conditions of the applicable agreement evidencing such Company Warrant, as so assumed and converted, immediately prior to the Effective Time (including without limitation vesting schedules and vesting commencement dates), except that:

(i) the Share Portion of each Assumed Warrant shall (subject to the vesting provisions thereof) be exercisable (A) for that number of whole shares of Parent Common Stock equal to the product obtained by multiplying the number of shares of Company Common Stock that were issuable upon exercise of such assumed and converted Company Warrant immediately prior to the Effective Time by the Per Share Stock Consideration, and rounded up to the nearest whole share and (B) for an exercise price per share of Parent Common Stock equal to (1) the quotient obtained by dividing the exercise price per share of Company Common Stock at which such assumed and converted Company Warrant was exercisable immediately prior to the Effective Time by the Per Share Stock Consideration, multiplied by (2) 0.5, and rounding up to the nearest whole cent;

(ii) the Cash Portion of each Assumed Warrant shall (subject to the vesting provisions of the Assumed Warrant) be exercisable (A) for that amount of cash equal to the product obtained by multiplying the number of shares of Company Common Stock that were issuable upon exercise of such assumed and converted Company Warrant immediately prior to the Effective Time by the Per Share Cash Consideration, and rounded up to the nearest whole cent and (B) for an exercise price per dollar of the Cash Portion equal to (1) the product obtained by multiplying the exercise price per share of Company Common Stock at which such amended and converted Company Warrant was exercisable immediately prior to the Effective Time by 0.5, divided by (2) the Per Share Cash Consideration, and rounded up to the nearest whole cent;

(iii) neither the Cash Portion nor the Share Portion of each unexpired and unexercised Assumed Warrant shall be exercisable independent of the other and the Assumed Warrant shall provide that (A) with respect to the purchase of each share of Parent Common Stock upon exercise of the Share Portion of an Assumed Warrant, such purchase shall be conditioned upon the holder thereof simultaneously exercising (and, accordingly, paying the applicable exercise price) a portion of the Cash Portion of the Assumed Warrant that is equal to the quotient obtained by dividing the Per Share Stock Consideration by the Per Share Cash Consideration (provided that the aggregate amount of cash to be obtained in connection with each such exercise shall be rounded up to the nearest whole cent) and (B), with respect to the exercise of an Assumed Warrant for each dollar of the Cash Portion, such exercise shall be conditioned upon the holder thereof simultaneously exercising the Assumed Warrant to purchase an amount of shares of the Share Portion equal to the quotient obtained by dividing the Per Share Stock Consideration by the Per Share Cash Consideration (provided that the aggregate amount of shares to be obtained in connection with each such exercise shall be rounded down to the nearest whole share); and

(iv) in no event shall the Assumed Warrants be exercised for partial shares of Parent Common Stock.

Issuances of Parent Common Stock and payments of cash upon exercise of Assumed Warrants shall be subject to applicable withholding. Any provision of this Agreement to the contrary notwithstanding, other than to the extent that the Company is contractually obligated to accelerate the vesting of any Company Warrant, no Company Warrant shall have accelerated vesting by virtue of the transactions contemplated under this Agreement (whether alone or in conjunction with any other event). Following the Effective Time, no holder of a Company Warrant shall have any right to receive any shares of Company Common Stock in respect of such Company Warrant.

(c) At the Effective Time, each restricted stock unit (each, a “Restricted Stock Unit” or “RSU”) which was issued pursuant to any Company Stock Plans and outstanding immediately prior to the Effective Time, and that has not then vested and been settled, shall vest and be settled by the Company through the issuance to each holder thereof of one share of Company Common Stock in respect of each such Restricted Stock Unit (subject to any applicable withholding). As of the Effective Time, each share of Company Common Stock issued with respect to such former Restricted Stock Unit shall be converted into the right to receive the Merger Consideration pursuant to Section 1.6.

(d) The Company (or its Board of Directors or the appropriate committee thereof, or the President of the Company, if applicable) shall (i) make any amendments to the terms of the Company Stock Plans, take all corporate action necessary for the adjustment of Company Options, Company Warrants and Restricted Stock Units, and take any other actions necessary or appropriate to give effect to the transactions contemplated by this Section 1.7, including, without limitation, obtaining any required consents or contingent written notice of exercise of Company Options from the holders of any Company Options, Company Warrants and Restricted Stock Units, and (ii) shall take all reasonable actions necessary to ensure that from and after the Effective Time, (x) Parent will not be required to deliver any shares of the capital stock of the Company or any of its Subsidiaries to any Person pursuant to or in settlement of Company Options, Company Warrants or Restricted Stock Units after the Effective Time, and (y) other than as set forth in this Section 1.7, Parent will not be bound by any options, warrants, rights, awards or other arrangements that would entitle any Person, other than Parent, to beneficially own shares of Parent or receive any payments in respect of such options, warrants, rights, awards or arrangements.

(e) Not later than three (3) business days after the Effective Time, Parent shall prepare and file with the SEC (i) a registration statement on Form S-3 (or other appropriate form) registering the resale of all the shares of Parent Common Stock subject to the Assumed Warrants, and such registration statement shall be kept effective (and the current status of the prospectus or prospectuses required thereby shall be maintained), as long as required pursuant to the terms of the Registration Rights Agreement. Prior to the Effective Time, Parent shall take such actions necessary to effectuate the transactions contemplated by this Section 1.7, including reservation of sufficient shares of Parent Common Stock to satisfy the obligations under the Assumed Warrants.

Section 1.8 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, with respect to each share of Company Common Stock as to which the holder thereof shall have properly complied with the provisions of Article 113 of the CBCA as to appraisal rights (each, a “Dissenting Share”), if any, such share will not be converted into, or represent the right to receive, the Merger Consideration. Such holder shall be entitled to payment, solely from the Surviving Company, of the appraisal value of the Dissenting Shares to the extent permitted by and in accordance with the provisions of Article 113 of the CBCA; provided, however, that (i) if any holder of Dissenting Shares, under the circumstances permitted by and in accordance with the CBCA, affirmatively withdraws or waives such holder’s demand for appraisal of such Dissenting Shares or loses his or her right to appraisal and payment for his or her shares of Company Common Stock under Article 113 of the CBCA, (ii) if any holder of Dissenting Shares fails to perfect or establish such holder’s entitlement to appraisal rights as provided in the CBCA, (iii) if a court of competent jurisdiction determines that any holder of Dissenting Shares is not entitled to the relief provided in Article 113 of the CBCA, or (iv) if any holder of Dissenting Shares takes or fails to take any action the consequence of which is that such holder is not entitled to payment for his or her shares under the CBCA, such holder or holders (as the case may be) shall forfeit the right to appraisal of such shares of Company Common Stock, and such shares of Company Common Stock shall thereupon cease to constitute Dissenting Shares, and each such share of Company Common Stock shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Dissenting Shares without the written consent of Parent.

ARTICLE 2

EXCHANGE OF CERTIFICATES

Section 2.1 Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article 2, through the Exchange Agent, sufficient cash and certificates representing shares of Parent Common Stock to make pursuant to this Article 2 all deliveries of cash and Parent Common Stock as are required by Article 1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.1(c) and to make payments in lieu of fractional shares pursuant to Section 2.1(e). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.1(c) and 2.1(e), the Exchange Fund shall not be used for any other purpose. Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.1(e) and any dividends or other distributions in accordance with Section 2.1(c)) shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates or Book Entry Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, and shall be in customary form and subject to the reasonable approval of the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby. Upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 1.6 (after taking into account all shares of Company Common Stock previously represented by all Certificates then held by such holder) and (B) a check in the amount equal to the cash portion of the Merger Consideration that such holder has the right to receive pursuant to Section 1.6 and this Article 2, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(e) and dividends and other distributions pursuant to Section 2.1(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates or Book Entry Shares. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.1, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented thereby, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.1(c).

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Shares with respect to the shares of Parent Common Stock that such holder would be entitled to receive upon surrender thereof and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Shares in accordance with this Section 2.1. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock.

(d) Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any payments made pursuant to Section 2.1(c) or Section 2.1(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

(e) Fractional Shares. No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any shares of Parent Common Stock.

Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates or Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the average of the closing sale prices per share of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the Closing Date and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 1.6. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for nine months after the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent, as a general creditor thereof, for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.

(g) No Liability. Neither Parent nor the Surviving Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case, without any interest thereon.

(i) Withholding. Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Company or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Company or the Exchange Agent, as the case may be.

(j) Investment of Cash by the Exchange Agent; Return of Certain Funds. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis; provided, that no such investment or loss thereon shall affect the amounts payable or the timing of the amounts payable to Company stockholders pursuant to the other provisions of this Article 2. Any interest and other income resulting from such investments shall promptly be paid to Parent. Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 2.1 to pay for shares of Company Common Stock for which appraisal rights shall have been perfected shall be returned to Parent upon demand. The Exchange Fund shall be invested by the Exchange Agent as directed by Parent, provided that such investments shall be in money market funds rated AAA by Standard & Poor’s Corporation or deposit accounts provided by commercial banks rated A+ or better by Standard & Poor’s Corporation.

Section 2.2 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, any Certificates or Book Entry Shares presented to the

Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock previously represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c), in each case without any interest thereon.

Section 2.3 Further Assurances. At and after the Effective Time, the officers, directors and managers of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of Merger Sub, Second Merger Sub or the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Merger Sub, Second Merger Sub or the Company, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Merger Sub and Second Merger Sub as a result of, or in connection with, the Merger and the Second Merger.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein), the Company represents and warrants to Parent as follows:

Section 3.1 Organization.

(a) Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b) Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(c) The Company has previously delivered to Parent a complete and correct copy of each of its articles of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has made available the articles of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its articles of incorporation, bylaws or similar governing documents, and all such documents are in full force and effect.

(d) Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect. None of the Subsidiaries of the Company owns any equity interest in any Person other than as set forth on the Company Disclosure Letter.

Section 3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 100,000,000 shares of the common stock of the Company, par value $0.01 per share (the “Company Common Stock”) and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on April 23, 2012 (the “Cut-off Time”), (i) 25,632,322 shares of Company Common Stock were issued and outstanding, (ii) 3,250,000 shares of Company Common Stock were authorized for issuance under the Company Stock Plans (including, for the avoidance of doubt, the GeoResources, Inc. Amended and Restated 2004 Employees’ Stock Incentive Plan); (iii) 613,336 shares of Company Common Stock were reserved for issuance under the Company Warrants, and (vi) no other shares of Company Common Stock were reserved for issuance other than those to be issued upon the exercise of awards under the Company Stock Plans. As of the Cut-off Time, (i) 749,724 shares of Company Common Stock under the Company Stock Plans are subject to outstanding Company Options and (ii) 359,940 shares of Company Common Stock under the Company Stock Plans are subject to Restricted Stock Units. From the Cut-off Time to the date of this Agreement, (i) no additional shares of Company Common Stock have been issued (other than pursuant to Company Options, Company Warrants or Restricted Stock Units which were outstanding as of the Cut-off Time and are disclosed in Section 3.2(a) of the Company Disclosure Letter as contemplated below), (ii) no additional Company Options, Company Warrants or Restricted Stock Units have been issued or granted, and (iii) there has been no increase in the number of shares of Company Common Stock issuable upon exercise of the Company Options, Company Warrants or pursuant to Restricted Stock Units from those issuable under such Company Options, Company Warrants and Restricted Stock Units as of the Cut-off Time. As of the date of this Agreement, (i) no shares of Company Common Stock are held in the treasury of the Company, and (ii) there are no shares of Company Preferred Stock issued and outstanding or held in treasury. All shares of Company Common Stock held in the treasury of the Company are held in book or certificated form in an account at the Company’s transfer agent. Except for the treasury shares described above in this Section 3.2, neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No Indebtedness of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s capital stock are, and all shares that may be issued or granted pursuant to Restricted Stock Units or the exercise of Company Options or Company Warrants will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except for the Company Options, Company Warrants and Restricted Stock Units, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”)

obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of the Cut-off Time: (i) name of the holder; (ii) number of shares of Company Common Stock issuable upon exercise thereof; (iii) exercise price; (iv) issue date; (v) termination date; and (vi) whether such option contains any put, redemption or similar feature. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Company Warrant as of the Cut-off Time: (i) name of the holder; (ii) number of shares of Company Common Stock issuable upon exercise thereof; (iii) exercise price (iv) a summary of the restrictions thereon, whether such warrant contains any put, redemption or similar feature and any other material terms; (v) issue date; and (vi) termination date. Section 3.2(a) of the Company Disclosure Letter sets forth the following information with respect to each Restricted Stock Unit as of the Cut-off Time: (i) the name of the holder; (ii) number of shares of Company Common Stock subject thereto; (iii) the issue date; (iv) a summary of the restrictions thereon and vesting schedule and any other material terms; and (v) termination date. At the Effective Time, after giving effect to the provisions of Section 1.7 hereof, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company’s Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such other restrictions as may exist under applicable Law, and Liens in favor of the Company’s lenders, and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for (A) shares of capital stock or other securities of non-affiliates that (x) do not constitute more than a 5% interest in such non-affiliates or (y) have an aggregate value (per issuer) that does not exceed $100,000 and (B) the securities of the Subsidiaries of the Company. Neither the Company nor any Subsidiary of the Company is obligated to make any capital contribution to or other investment in any other Person.

(c) No material Indebtedness of the Company or any of its Subsidiaries contains any restriction upon (i) the prepayment of any Indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of Indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

Section 3.3 Authorization; Validity of Agreement.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the “Company Board”). Except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) No “moratorium,” “control share,” “fair price” or other antitakeover Laws are applicable to the Merger or any of the other transactions contemplated by this Agreement. There is no stockholder rights plan in effect, to which the Company is a party or otherwise bound.

Section 3.4 No Violations; Consents and Approvals.

(a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will (i) violate any provision of the articles of incorporation or the bylaws of the Company, or the articles of incorporation, bylaws or similar governing documents of any of the Company’s Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of Indebtedness, lease, license, contract, collective bargaining agreement, agreement or other legally binding instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, including governmental or non-governmental production sharing contract, lease or license, permit or other similar agreement or right permitting the Company or any of its Subsidiaries to explore for, develop, use, produce, sever, process, treat, gather, transport, compress, purchase, sell, dispose and operate interests in oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid, or gaseous (collectively, “Hydrocarbons”) and associated fixtures or structures for a specified period of time (collectively, “Hydrocarbon Contracts”), or (iii) conflict with or violate any federal, state, local, tribal or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, constitution, principle of common law, rule or regulation (collectively, “Laws”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii) above, for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Section 3.4(a) of the Company Disclosure Letter sets forth a correct and complete list of Company Material Contracts, including all Hydrocarbon Contracts, of the Company and its Subsidiaries pursuant to which consents, waivers or approvals are or may be required in connection with the consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).

(b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, tribal, local or foreign court, arbitral, legislative, executive or regulatory authority or agency (a “Governmental Entity”) or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meetings of the Company’s and Parent’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the registration statement on Form S-4 (the “S-4”) in which the Proxy Statement will be included as a prospectus, (ii) the approval and adoption of this Agreement by the Company Required Vote, (iii) such filings, authorizations or approvals as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (“HSR Act”), or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Statement of Merger with the Secretary of State and the Second Merger State Filings with the Secretary of State and the Secretary of State of the State of Delaware, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of Nasdaq, and (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of oil and gas properties and (y) the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company or the Surviving Company or materially impair the ability of the Company to perform its obligations under this Agreement.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has timely filed and furnished with the SEC all forms, reports, schedules, certifications, prospectuses, registration and proxy statements and other documents (including exhibits and other information incorporated therein) required to be filed by it since January 1, 2009 (such documents together with all documents filed or furnished on a voluntary basis on Form 8-K, the “Company SEC Documents”). As of their respective dates (or if amended prior to the date of this Agreement, as amended), the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder (“SOX”), as the case may be. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The historical financial statements of the Company together with the related schedules and notes in the Company SEC Documents (the “Company Financial Statements”) fairly present, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders’ equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Grant Thornton LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.

(c) The Company is in compliance in all material respects with the provisions of the SOX and the listing and corporate governance rules and regulations of Nasdaq that are in each case applicable to the Company.

Section 3.6 Absence of Certain Changes.

(a) Except as disclosed in the Company SEC Documents filed by the Company with the SEC prior to the date of this Agreement (the “Specified Company SEC Documents”), to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.6(a), since December 31, 2011, (i) the Company and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(b) Except as disclosed in the Specified Company SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.6(b), since December 31, 2011 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Company Plans as in effect on December 31, 2011 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, Company Employee or director from the amount thereof in effect as of December 31, 2011, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice, (B) granted any severance or termination pay, (C) entered into or made any loans to any of its officers, directors or Employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons or (D) adopted or amended, or accelerated the payment or vesting of benefits under, any Company Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, except for issuances of Company Common Stock upon the exercise of Company Options, in each case in accordance with their terms at the time of exercise, (iv) changed in any material respect, or had Knowledge of any reason that required any material change in, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, (v) made or changed any material Tax election, or settled or compromised any material Tax liability, or materially amended any Return, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) purchased or acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material Company Assets, in each case other than in the ordinary course of business consistent with past practice, (viii) revalued, or had Knowledge of any reason that required revaluing, any material Company Assets in any material respect, including writing down the value of any material Company Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practice, (ix) amended its articles of incorporation, bylaws or other organizational documents, (x) discharged or satisfied any Indebtedness or paid any obligation or liability, absolute or contingent other than current liabilities incurred and paid in the ordinary course of business and consistent with past practice, or suffered or permitted any Lien to arise or be granted or created against or upon any of its assets other than Permitted Liens, any Lien arising, granted or created in connection with a disposition of a Company Asset permitted under clause (vii) above, and Liens which individually or in the aggregate would not have a Material Adverse Effect on the Company, or (xi) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.7 Absence of Undisclosed Liabilities. Except (i) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the most recent Specified Company SEC Documents, (ii) for liabilities and obligations arising under this Agreement and transactions contemplated by this Agreement, (iii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, (iv) for liabilities in respect of Litigation (which are the subject of Section 3.10), and (v)

liabilities under Environmental Laws (which are the subject of Section 3.14), neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, whether known or unknown and whether due or to become due, that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 Proxy Statement; Form S-4; Merger Documents. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 becomes effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date(s) mailed to the stockholders of the Company and Parent, at the time of the Company Special Meeting, at the time of the Parent Stockholders’ Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act and the Securities Act, as applicable, except that no representation is made by the Company with respect to statements made in the Proxy Statement other than those statements based on information supplied by the Company to Parent in writing for inclusion in the Proxy Statement or the S-4.

Section 3.9 Company Employee Benefit Plans; ERISA.

(a) Section 3.9(a) of the Company Disclosure Letter contains a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right, phantom stock or other equity-based incentive, severance, termination, change in control, retention, salary continuation, vacation, sick, or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, other welfare, supplemental unemployment, profit-sharing, pension, savings or retirement plan, program, agreement, policy or arrangement, and each other director, consultant or employee compensation or benefit plan, program, agreement, policy or arrangement, sponsored, maintained, administered or contributed to by the Company, any of its Subsidiaries or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 414 of the Code, or to which the Company, any of its Subsidiaries or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former officer, Company Employee, leased employee, consultant, independent contractor, agent or director (or their respective beneficiaries) of the Company, any of its Subsidiaries or any ERISA Affiliate or under which the Company, any of its Subsidiaries or any ERISA Affiliate has any direct or indirect liability (the “Company Plans”). Section 3.9(a) of the Company Disclosure Letter contains the name of the Company’s ERISA Affiliates. Each Company Plan sponsored by the Company and its Subsidiaries is identified in Section 3.9(a) of the Company Disclosure Letter.

(b) With respect to each Company Plan, the Company has heretofore delivered to Parent complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:

(i) the Company Plan or a written description of any Company Plan not in writing;

(ii) a copy of the three most recent annual reports or IRS Form 5500 Series that is required to be filed, including audited financial statements, actuarial valuation reports and all other related reports required therewith;

(iii) a copy of (1) the most recent summary company plan description (“SPD”) required to be prepared and distributed, together with (2) all summaries of material modification required to be issued with respect to such SPD;

(iv) if the Company Plan or any obligations thereunder are funded through a trust or any other funding vehicle or through insurance, the trust or other funding agreement and the latest financial statements thereof or evidence of insurance coverage thereof;

(v) all contracts relating to the Company Plan with respect to which the Company or any ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(vi) if the Company Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS or the most recent opinion letter received from the IRS with respect to such plan; and

(vii) all communications regarding the operation or administration of the Company Plans between the Company, any Subsidiary of the Company or any ERISA Affiliate and the IRS, the DOL or any other Governmental Entity within the last three years.

(c) None of the Company, any Subsidiary of the Company, any ERISA Affiliate, any of the Company Plans, any trust created under a Company Plan and, to the Knowledge of the Company, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action with respect to a Company Plan in connection with which the Company, any of its Subsidiaries or any ERISA Affiliate would be reasonably likely to be subject to a material civil penalty assessed pursuant to Section 409, 501, 502 or 510 of ERISA or a Tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(d) Each of the Company Plans and each other (including former) benefit plan, program, agreement, policy or arrangement has been operated and administered by the Company and its ERISA Affiliates in all material respects in accordance with applicable Laws, including ERISA and the Code. With respect to each Company Plan, all reports, returns, notices and other documentation that are required to have been filed or furnished with the IRS, the DOL or any other Governmental Entity, or to the participants or beneficiaries of such Company Plans (or their representative) have been filed or furnished on a timely basis. No individual who has performed services for the Company or an affiliate (or the predecessor of any such person) has been improperly included or excluded from participation in any Company Plan. The Company, its Subsidiaries and ERISA Affiliates have maintained all data necessary to administer each Company Plan and such data is true and correct and maintained in usable form. The Company and its Subsidiaries and ERISA Affiliates have not initiated any proceedings pursuant to the IRS Employee Plans Compliance Resolution System. The Company, its Subsidiaries and ERISA Affiliates have made the required payments and filings necessary to satisfy the requirements of the DOL’s Voluntary Fiduciary Correction Program and the DOL’s Delinquent Filer Voluntary Compliance Program with respect to all returns, reports or other documentation required to have been filed with the IRS or the DOL and that initially were not properly filed, and there are no audits or similar proceedings pending with the IRS or the DOL with respect to any Company Plan. None of the Company, any Subsidiary, Employee, officer or other service provider of the Company, or any ERISA Affiliates, and to the Company’s Knowledge, no other fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Company Plan. No current or former officer, director, Employee, leased employee, consultant or agent (or their respective beneficiaries) of the Company or a Subsidiary has or will obtain a right to receive a gross-up payment from the Company or a Subsidiary with respect to any Tax that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise

(e) With respect to each of the Company Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code, the Company has received a currently effective determination letter from the IRS or such plan is subject to a current IRS opinion letter stating that it is so qualified, such letter has not been revoked, and, to the Knowledge of the Company, no event has occurred that would be reasonably likely to adversely affect such qualified status. No fund established under a Company Plan is intended to satisfy the requirements of Section 501(c)(9) of the Code.

(f) No amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated vesting, cash, property or otherwise) under the Company Plans as a result of the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or fail to be deductible for federal income Tax purposes by virtue of Sections 280G or 162(m) of the Code. Section 3.9(f) of the Company Disclosure Letter sets forth, with respect to each Company Employee, all payments and benefits (whether in cash, in property or in the form of benefits, accelerated vesting, cash, property or otherwise) that would be due to such employee under any Company Plan or other benefit plan, program, policy or arrangement upon the consummation of the transactions contemplated by this Agreement.

(g) No Company Plan provides death, medical, hospitalization or similar benefits (whether or not insured) with respect to any current or former officer, director, Employee, leased employee, consultant or agent of the Company, its Subsidiaries or any ERISA Affiliate after retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).

(h) There has been no amendment to, or written interpretation of, or announcement (whether or not written) by the Company or any of its Subsidiaries or ERISA Affiliates relating to, or change in the terms of employee participation or coverage under, any Company Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year ended prior to the date hereof. The execution of this Agreement, the stockholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former Employee, leased employee, officer, director, consultant or agent of the Company, any of its Subsidiaries or any ERISA Affiliate to severance or termination pay, unemployment compensation or any other payment under any Company Plan, (ii) accelerate the time of payment or vesting of, increase the amount or value of or otherwise enhance any benefit due any such employee, officer or director under any Company Plan, or (iii) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent or any of its Subsidiaries to merge, amend or terminate any of the Company Plans or terminate the employment of any Company Employee.

(i) To the Knowledge of the Company, neither the Company nor any Subsidiary has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate of the Company or any of its Subsidiaries has incurred a Tax under Section 5000(a) of the Code which is or could become a liability of the Company or any of its Subsidiaries.

(j) There is no pending or, to the Knowledge of the Company, threatened Litigation by, on behalf of or against any Company Plan by any participant or former participant (or beneficiary thereof) in such Company Plan or otherwise involving any such Company Plan (other than routine claims for benefits), and, to the Knowledge of the Company, no set of circumstances exists that may reasonably give rise to Litigation, against the Company, any Subsidiary of the Company, any ERISA Affiliate, any officer, director, Company Employee or other service provider to the Company, any Subsidiary of the Company, any ERISA Affiliate, the Company Plans, any fiduciaries of the Company Plans with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the U.S. Department of the Treasury, the DOL, any Company Plan, any participant or former participant in a Company Plan, or any other party.

(k) Neither the Company nor any of its Subsidiaries nor any of their ERISA Affiliates has maintained or contributed to, had an obligation to contribute to or has any liability, whether contingent or otherwise with respect to a plan maintained by more than one employer within the meaning of Code Section 413(c), a plan subject to ERISA Section 4063, 4064 or 4066, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA or any benefit plan, program, agreement or arrangement subject to Title IV of ERISA or Section 412 or 430 of the Code.

(l) All contributions required to be made under each Company Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company SEC Documents. None of the Company Plans (as applicable) has failed to satisfy the minimum funding standard applicable under Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate of the Company has an outstanding funding waiver. None of the Company Plans (as applicable) has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year.

(m) All Company Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No Company Common Stock or other security of the Company, any of its Subsidiaries or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Company Plan.

(n) Neither the Company nor any of its ERISA Affiliates or organizations to which the Company or an ERISA Affiliate is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

Section 3.10 Litigation; Compliance with Law.

(a) Except as disclosed in the Specified Company SEC Documents and except for any of the items or matters covered by the following clauses (i), (ii) and (iii), that, individually or in the aggregate, has not had, or would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (i) there is no Litigation pending or, to the Knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company’s officers or directors (in their capacities as such), (ii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company’s officers or directors (in their capacities as such), and (iii) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve rights of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries has complied, and is in compliance with all Laws and Permits which affect the respective businesses of the Company or any of its Subsidiaries, the Company Real Property and/or the Company Assets, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Permit; nor has any notice, charge, claim or action been received by the Company or any of its Subsidiaries or been filed, commenced, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except in each case for any such noncompliance or violation that has been resolved in all material respects or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(c) Without limiting the generality of Section 3.10(b), the Company, each of its Subsidiaries, and, to the Knowledge of the Company, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing, (i) is in compliance with the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the Company or its Subsidiaries, (ii) has not been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person, and (iii) is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(d) The Company and its Subsidiaries hold all Permits necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets and the conduct of their respective businesses as currently conducted (“Company Permits”), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for any such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for any such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(e) This Section 3.10 does not relate to matters with respect to (i) Company Plans, ERISA and other employee benefit matters (which are the subject of Section 3.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 3.14), and (iv) Employee Matters (which are the subject of Section 3.17).

Section 3.11 Intellectual Property.

(a) The Company and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, any and all United States and foreign patents, patent applications, patent disclosures, computer software, trademarks, trade dress, trade names, logos, Internet domain names, copyrights and service marks, including applications to register and registrations for any of the foregoing, as well as trade secrets, know-how, data and other proprietary rights and information (all of the foregoing, referred to as “Technology” and together with trademarks, trade names and service marks, referred to as “Intellectual Property”) necessary for the conduct of the business and operations of the Company and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens).

(b) To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, conflict with or otherwise violate in any material respect any Intellectual Property of any Person, and none of the Company or any of its Subsidiaries has received notice or has Knowledge of any such material infringement, conflict or other violation.

(c) The Company or its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, all of the material geophysical data used by the Company and its Subsidiaries, free and clear of any Liens (except for any Permitted Liens).

(d) The rights of the Company and its Subsidiaries with respect to (i) Intellectual Property and (ii) material licenses granted under any agreement entered into by the Company or its Subsidiaries since April 1, 2007, will not be materially adversely impacted by the consummation of the Merger or the Second Merger, and all of such rights will accrue to and be enforceable by the Surviving Company subsequent to Closing without the need to obtain consents from, or make any payments to, any third parties.

Section 3.12 Material Contracts.

(a) Except as disclosed in the Specified Company SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Company SEC Documents is responsive to the matters set forth in this Section 3.12(a), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than hedging or similar arrangements in the ordinary course of business consistent with past practice, (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which materially restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or any line of business (including (A) geographic limitations on the Company’s or any of its Subsidiaries’ activities or (B) any confidentiality agreement, area of mutual interest or standstill agreement with any third party (or any agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on the Company, any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries); provided that the Company need not disclose in the Company Disclosure Letter information related to those agreements which would otherwise be covered by this clause (ii) to the extent such agreements prohibit the Company from disclosing the existence or any terms of such agreements to third parties, except that if any such agreements contain any material restrictions, limits or impediments on the Company’s or its Subsidiaries’ ability to compete with or conduct any business or any line of business, such restrictions, limits and impediments shall be disclosed without providing the identity of the parties to the agreements on the Company’s Disclosure Letter, (iii) which is a material take-or-pay agreement or other similar agreement that entitles purchasers of production to receive delivery of Hydrocarbons without paying therefor, (iv) which contains a put, call or other right of acquisition or disposition pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a market value or purchase price of more than $5,000,000, or, with respect to calls on production, that obligate the Company or any of its Subsidiaries to sell Hydrocarbons at a price which is less than market value, (v) which is a partnership or joint venture relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company and its Subsidiaries, taken as a whole, or (vi) which is otherwise material to the Company and its Subsidiaries taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a) (i) through (vi), whether or not disclosed in the Specified Company SEC Documents, is referred to herein as a “Company Material Contract” (for purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC or disclosed in the Specified Company SEC Documents, is a Company Material Contract). The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract other than those which the Company is entitled to omit from the Company Disclosure Letter pursuant to the proviso to clause (ii) of the first sentence of this Section 3.12(a).

(b) (i) Each Company Material Contract is valid and binding and in full force and effect, (ii) the Company and each of its Subsidiaries has performed in all respects all obligations required to be performed by it to date under each Company Material Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Material Contract and (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in default in any respect thereunder, except in each case for any invalidity, nonperformance, event, condition or default that, individually or in the aggregate, has not had, and would not be reasonably likely to have, a Material Adverse Effect on the Company.

Section 3.13 Taxes.

(a) (i) All material Returns required to be filed by or with respect to the Company, its Subsidiaries and each Company Consolidated Group have been timely and correctly filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) the Company, its Subsidiaries and each Company Consolidated Group have timely paid all material Taxes due or claimed to be due, and will have paid all material Taxes of the Company, its Subsidiaries and each Company Consolidated Group that are due on or before the Closing Date, including any installments or estimated payments due, whether or not shown on any Returns, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been either duly and timely paid to the proper Governmental Entities or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company, its Subsidiaries and each Company Consolidated Group reflected in the balance sheet, dated as of December 31, 2011, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Company Balance Sheet”) are adequate under GAAP, (v) no material deficiencies or other claims for any Taxes asserted or assessed, or, to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries has not been resolved in all material respects, (vi) there is no material Litigation pending or, to the Knowledge of any of the Company or its Subsidiaries, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Return, and (vii) since December 31, 2005, neither the Company nor any of its Subsidiaries has received (A) notice from any federal taxing authority of its intent to examine or audit any of the Company’s or any of its Subsidiaries’ Returns or (B) notice from any state taxing authority of its intent to examine or audit any of the Company’s or any of its Subsidiaries’ Returns, other than notices with respect to examinations or audits by any state taxing authority that have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) The statutes of limitations for the federal income Tax Returns of the Company, its Subsidiaries and each Company Consolidated Group have expired or otherwise have been closed for all taxable periods ending on or before December 31, 2005.

(c) Neither the Company nor any of its Subsidiaries has been a member of any “affiliated group” (as defined in Section 1504(a) of the Code) or has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality and none of the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision under any state, local or foreign law), or as a successor or transferee.

(d) There are no Tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which the Company or any of its Subsidiaries could be liable for any material Taxes of any Person other than the Company or any Subsidiary of the Company.

(e) Since December 31, 2005 neither the Company nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

(f) There are no Liens for Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum or agreement with any taxing authority.

(h) Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

(i) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or (iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(j) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) The Company has made available to Parent correct and complete copies of (i) all U.S. federal income Tax Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2005, filed through the date hereof and (ii) any material audit report within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries.

(l) No jurisdiction where the Company or any of its Subsidiaries does not file a Return has made a claim that the Company or any of its Subsidiaries is required to file a Return for a material amount of Taxes for such jurisdiction.

(m) Within the last three years, neither the Company nor any of its Subsidiaries have owned any material assets located outside the United States or conducted a material trade or business outside the United States.

(n) All of the transactions which the Company has accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to Treasury Regulation Section 1.1221-2 and have been properly identified as such under Treasury Regulation Section 1.1221-2(f).

Section 3.14 Environmental Matters.

(a) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have, or result in, a Material Adverse Effect on the Company, the Company and its Subsidiaries have complied, and are in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Entities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any communication (written or, if oral, one that, to the Knowledge of the Company, would be reasonably likely to result in a formal claim) from any Person, whether a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with Environmental Laws and that has not been resolved other than any such communications relating to a failure or failures to be in compliance that have not resulted in or would not be reasonably likely to result in fines, penalties or other liabilities of the Company, either individually or in the aggregate, in excess of $1,000,000.

(b) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have, or result in, a Material Adverse Effect on the Company, there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(c) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is subject to any liability or obligation (accrued, contingent or otherwise) to cleanup, correct, abate or to take any response, remedial or corrective action under or pursuant to any Environmental Laws, relating to (i) environmental conditions on, under, or about any of the properties or assets owned, leased, operated or used by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any predecessor thereto at the present time or in the past, including the air, soil, surface water and groundwater conditions at, on, under, from or near such properties, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal or Release of any Hazardous Substances, whether on-site at any Company Real Property, or at any off-site location operated or used by the Company. The Company has provided or made available to Parent all material studies, assessments, reports, data, results of investigations or audits, analyses and test results, in the possession, custody or control of the Company or any of its Subsidiaries relating to (x) the environmental conditions on, under or about any of the properties or assets owned, leased, operated or used by any of the Company and its Subsidiaries or any predecessor in interest thereto at the present time or in the past and (y) any Hazardous Substances used, managed, handled, transported, treated, generated, stored or released by any Person on, under, about or from, any of the properties or assets owned, leased, operated, or used by the Company or any of its Subsidiaries.

(d) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, to the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents in violation of Environmental Laws (including the Release, emission, discharge, presence or disposal of any Hazardous Substance in violation of Environmental Laws), that would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or against any Person whose liability for such Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(e) Without in any way limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries owns or operates any underground storage tanks at any property currently owned, leased, operated or used by the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is required by virtue of the transactions contemplated by this Agreement, or as a condition to the effectiveness of any transactions contemplated by this Agreement, (i) to perform a site assessment for Hazardous Substances at any property owned, leased, operated, or used by the Company or any of its Subsidiaries or (ii) to remove or remediate any Hazardous Substances from any property owned, leased, operated, or used by the Company or any of its Subsidiaries.

Section 3.15 Company Real Property; Operating Equipment.

(a) Section 3.15(a) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Company Real Property setting forth information sufficient to specifically identify such Company Real Property and the legal owner thereof. The Company and its Subsidiaries have good, valid fee simple title to the Company Owned Real Property, free and clear of any Liens other than Permitted Liens. Each Company Lease grants the lessee under the Company Lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Permitted Liens. Each of the Company and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Company Leases free and clear of any Liens other than Permitted Liens. The Company has no Knowledge of any written notice of, a proceeding in eminent domain or other similar proceeding affecting any Company Real Property.

(b) (i) Each Company Lease is in full force and effect, and, to the Company’s Knowledge, is enforceable against the landlord which is party thereto in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies), (ii) there are no subleases under the Company Leases and none of the Company Leases have been assigned, (iii) no notices of default or notices of termination have been received by the Company with respect to the Company Leases which have not been withdrawn or cancelled, (iv) and the Company and its Subsidiaries are not, and to the Company’s Knowledge, no other party is, in default under any Company Lease.

(c) The Company Real Property constitutes all the fee, leasehold and other interests in real property held by the Company and its Subsidiaries, other than the Company Oil and Gas Properties. The use and operation of the Company Real Property in the conduct of the business of the Company and its Subsidiaries does not violate any instrument of record or agreement affecting the Company Real Property, except for such violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. No current use by the Company and its Subsidiaries of the Company Real Property is dependent on a nonconforming use or other governmental approval.

(d) The Company and its Subsidiaries have such consents, easements, rights-of-way, permits or licenses from each person (collectively, “rights-of-way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that do not materially adversely affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Entity or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

(e) All material operating equipment owned or leased by the Company or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for operation of the Company Oil and Gas Properties to which such equipment relates in substantially the same manner in which such Company Oil and Gas Properties were operated immediately prior to the date hereof.

(f) All personal property of the Company on the date hereof shall become the personal property of the Surviving Company at the Effective Time.

Section 3.16 Insurance. Section 3.16 of the Company Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of the Company and its Subsidiaries as of the date of this Agreement. The Company and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. With respect to any outstanding insurance claim submitted by the Company or any of its Subsidiaries since January 1, 2010, neither the Company nor any of its Subsidiaries has received written notice of any refusal of coverage or other notice that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder other than any such refusals or indications of unwillingness or inability that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 3.17 Employee Matters.

(a) Neither the Company nor any of its Subsidiaries is, or within the last three (3) full calendar years has been, a party to or bound by a collective bargaining agreement or other similar agreement with any labor union or labor organization, and no such agreement is currently being negotiated. Within the last three (3) full calendar years, (i) no unfair labor practice complaints or any union representation questions or certification petitions involving the Company, a Subsidiary of the Company, the Company Assets, or the Company Employees were filed or pending with, and there is no such complaint, petition or application currently pending with, the National Labor Relations Board, (ii) no labor union has engaged in or threatened organizational efforts with respect to any Company Employees or any of its Subsidiaries, and there is no such current, pending or threatened activities, and (iii) no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action involving the Company, any of its Subsidiaries, the Company Assets, or the Company Employees has occurred or is in progress or, to the Knowledge of the Company, has been threatened against the Company, any of its Subsidiaries, the Company Assets, or the Company Employees.

(b) Each of the Company and its Subsidiaries is, and has been within the last three (3) full calendar years, in compliance with all applicable Employment Laws, except as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(c) Other than claims for unemployment or workers’ compensation or routine claims for benefits under a Company Plan, there is no Litigation pending, or to the Knowledge of the Company threatened, by or on behalf of any current of former Company Employee, applicant, Persons claiming to be an Employee, or any classes of the foregoing, alleging or concerning a violation of, or compliance with, any Employment Law by the Company or any Subsidiary; there have been no such proceedings within the last three (3) complete calendar years; and, to the Knowledge of the Company, no basis exists for any such proceedings.

(d) There is no Litigation pending, or to the Knowledge of the Company threatened, in which any current or former director, officer, Employee or agent of the Company or any Subsidiary is or may be entitled to indemnification.

(e) The Company has timely paid or made provision for payment of, and has properly accrued for in its financial statements, all accrued salaries, wages, commissions, bonuses, severance pay, and vacation, sick, and other paid leave with respect to any current or former Company Employee or on account of employment.

(f) No current or former Company Employee or Person claiming to be or have been an Employee has a right to be recalled, reinstated, or restored to employment under any agreement, Law, or policy or practice of the Company.

(g) All Employees employed in connection with the business and operations of the Company are employed by a Subsidiary of the Company (“Company Employees”). Section 3.17(g) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of (i) all Company Employees and officers and directors of the Company and its Subsidiaries by name; title; location; classification as exempt or non-exempt; initial date of hire; seniority or service credit date if different from initial date of hire; status (whether active or on leave absence, and if on leave, the type of leave); annual salary or wage rate; incentive, bonus, commission, or other compensation arrangements; equity arrangements (including the number of shares granted or options to purchase such shares, and the terms thereof); accrued but unused vacation, sick or other paid leave and the rate at which such paid leave is accrued, and (ii) all Persons with whom the Company or any Subsidiary has a consulting or personal services arrangement (“Company Consultant”) by name of consultant or service provider; whether the arrangement is in writing; the compensation arrangements; the equity arrangements; how the arrangement can be terminated; and a description of the other terms and conditions of the arrangement. No Company Employee has notified the Company or any Subsidiary of his or her intention to terminate employment and no Company Consultant has notified the Company or any Subsidiary of an intention to terminate the consulting or personal services arrangement. No Company Employee or Company Consultant is a party to or subject to any contract, agreement, policy, or legal prohibition that would preclude or restrict such Company Employee or Company Consultant from accepting or continuing employment or consulting or personal services arrangement with Parent or its Subsidiaries or limit such Company Employee’s or Company Consultant’s activities with Parent or its Subsidiaries.

Section 3.18 Affiliate Transactions. The Specified Company SEC Documents completely and correctly disclose, as of the date of this Agreement, all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of the Company or any person that has served as such an executive officer or director within the past two years or any of such executive officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Company Common Stock as of the date hereof, or (C) to the Knowledge of the Company, any affiliate of any such executive officer, director or owner (other than the Company or any of its Subsidiaries, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries, taken as a whole and (c) are not Company Plans disclosed in Section 3.9(a) of the Company Disclosure Letter.

Section 3.19 Derivative Transactions and Hedging. Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company and its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

Section 3.20 Disclosure Controls and Procedures.

(a) Since January 1, 2009, the Company and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15 and 15d-15 of the Exchange Act) designed and maintained to ensure in all material respects that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization, (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (e) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (f) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(b) The Company’s disclosure controls and procedures ensure that information required to be disclosed by the Company in the reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company has disclosed, based on its most recent evaluation prior to the date hereof of internal control over financial reporting, to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other Employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent true and correct copies of any such disclosures made by management to the Company’s auditors and audit committee since January 1, 2009. Since January 1, 2009 through the date hereof, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, Employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, Employees or agents to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company. The Company has not granted any waivers with respect to its policies regarding ethical conduct.

(c) The principal executive officer and the principal financial officer of the Company have made all certifications required by SOX, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2011, and such assessment concluded that such controls were effective. To the Knowledge of the Company, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.

Section 3.21 Oil and Gas.

(a) The Company has furnished Parent prior to the date of this Agreement with reports estimating the Company’s and its Subsidiaries’ proved oil and gas reserves as of January 1, 2012, as prepared by Cawley, Gillespie & Associates, Inc. (the “Company Reserve Report”). To the Company’s Knowledge, the factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report (and in any supplement thereto or update thereof) was accurate and complete in all material respects. The Company Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. To the Company’s Knowledge, the gross and net undeveloped acreage of the Company and its Subsidiaries as reported in the Company’s most recent Form 10-K filed with the SEC was correct in all material respects as of the date of such Form 10-K.

(b) The Company’s (and any relevant Subsidiaries’) internal proved reserve estimates prepared by management for the year ended December 31, 2011, were not, taken as a whole, materially lower than the conclusions in the Company Reserve Report as of February 27, 2012. Except for changes in Laws (or interpretations thereof) or changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that, individually or in the aggregate, would have a Material Adverse Effect on the Company.

(c) All producing oil and gas wells operated by the Company or its Subsidiaries and included in the Company Oil and Gas Properties have been operated and produced and, to the Knowledge of the Company, drilled, in accordance in all material respects with reasonable, prudent oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable Law. All producing oil and gas wells and related material equipment are in an operable state of repair, adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted.

(d) All material proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Properties are being received by the Company and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

(e) Neither the Company nor any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, the Company is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

(f) The Company and its Subsidiaries have Defensible Title to the Company Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned or held by the Company and its Subsidiaries free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens associated with obligations reflected in the Company Reserve Report, if any. The oil and gas leases and other agreements that provide the Company and its Subsidiaries with operating rights in the oil and gas properties reflected in the Company Reserve Report are in full force and effect as to the oil and gas properties reflected in the Company Reserve Report, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, neither the Company nor any Subsidiary of the Company (nor, to the Company’s Knowledge, an applicable operator) is in material breach of, or default under, any oil and gas lease, oil, gas, and mineral lease and sublease, royalty, overriding royalty, net profits interest, mineral fee interest, carried interest, interests under a concession, production sharing, risk service, technical service, service, or similar agreement that is, or constitutes an interest in, the Company Oil and Gas Properties.

(h) No claim, notice or order from any Governmental Entity or other Person has been received by the Company or any of its Subsidiaries due to Hydrocarbon production in excess of allowables or similar violations that could result in curtailment of production after the Closing Date from any unit or oil and gas properties of the Company or any of its Subsidiaries, except any such violations which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(i) All books, records and files of the Company and its Subsidiaries (including those pertaining to the Company Oil and Gas Properties, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records): (a) have been prepared, assembled and maintained in good faith, and (b) to Company’s Knowledge, are accurate in all material respects as they relate to the subject matter thereof.

(j) None of the Company Oil and Gas Properties is subject to any preferential purchase or similar right which would become operative as a result of the transactions contemplated by this Agreement. None of the Hydrocarbon Contracts contains any rights of the other party or parties thereto to elect a new operator on any of the material Company Oil and Gas Properties, which rights would become operative as a result of the transactions contemplated by this Agreement. The Company Oil and Gas Properties are not subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code. The Company and its Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by the Company and its

Subsidiaries with respect to the Company Oil and Gas Properties, except for any non-payment of which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

(k) Section 3.21(k) of the Company Disclosure Letter sets forth the lease expirations with respect to any of the Company Oil and Gas Properties (whether in whole or in part) that are scheduled to occur within twelve (12) months after the date of this Agreement.

Section 3.22 Investment Company. Neither the Company nor any of its Subsidiaries is required to be registered as an “investment company,” or is a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), or the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Section 3.23 Recommendation of Company Board of Directors; Opinion of Financial Advisor.

(a) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the stockholders of the Company, (ii) approving this Agreement and the transactions contemplated hereby, (iii) resolving to recommend adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby by the stockholders of the Company and (iv) directing that the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby be submitted to the Company’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) The Company has received an opinion of Wells Fargo Securities, LLC (“Wells Fargo”) to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent or the Company) in the Merger is fair, from a financial point of view, to such holders. A correct and complete copy of the form of such opinion has been made available to Parent. The Company has received the approval of Wells Fargo to permit the inclusion of a copy of its written opinion in its entirety and/or references thereto in the Proxy Statement, subject to Wells Fargo’s and its legal counsel’s review of the Proxy Statement and approval of any references to Wells Fargo or its written opinion included therein.

Section 3.24 Required Vote by Company Stockholders. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote hereon (the “Company Required Vote”) to approve and adopt this Agreement is the only vote of any class of capital stock of the Company or any of its Subsidiaries which is necessary for the Company to consummate this Agreement and the transactions contemplated hereby.

Section 3.25 Brokers. Except for Wells Fargo, no broker, finder or investment banker is entitled to any brokerage, finder’s, financial advisor or other fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The

Company is solely responsible for the fees and expenses of Wells Fargo as and to the extent set forth in the engagement letter dated April 3, 2012. The Company has previously delivered to Parent a true and correct copy of such engagement letter, which letter describes all fees payable to such Person in connection with this Agreement and the transactions contemplated by this Agreement and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with such Person entered into in connection with this Agreement and the transactions contemplated by this Agreement.

Section 3.26 Tax Matters . Neither the Company nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger in combination with the Second Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

(a) The Merger and the Second Merger will be carried out strictly in accordance with this Agreement and the Company is not a party to any other written or oral agreements regarding the Merger and the Second Merger other than those expressly referred to in this Agreement.

(b) The fair market value of the Aggregate Merger Consideration will be approximately equal to the fair market value of the shares of Company Common Stock surrendered in the exchange, determined as of the last Business Day before the date of this Agreement.

(c) Taking into account that portion of the shares of Company Common Stock exchanged for cash (including without limitation cash received in lieu of fractional shares of Parent Common Stock and any cash paid by the Surviving Company with respect to Dissenting Shares), the aggregate fair market value, determined as of the end of the last Business Day before the date of this Agreement, of the Total Stock Consideration will not be less than forty percent (40%) of the value, determined as of the end of the last Business Day before the date of this Agreement, of the consideration paid to the holders of the shares of Company Common Stock outstanding immediately before the Effective Time.

(d) Prior to the Effective Time and in connection with or anticipation of the Merger and the Second Merger, (i) none of the shares of Company Common Stock will be redeemed, (ii) no extraordinary dividends will be made with respect to the shares of Company Common Stock, and (iii) none of the shares of Company Common Stock will be acquired by the Company or any Related Person.

(e) The only capital stock of the Company issued and outstanding is Company Common Stock.

(f) The Company and Company stockholders will each pay their respective expenses, if any, incurred in connection with the Merger and the Second Merger.

(g) Any compensation paid to the Company stockholders who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Parent (a) will be for services actually rendered or to be rendered, (b) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (c) will not represent consideration for the surrender of the shares of Company Common Stock in the Merger.

(h) No debt of the Company is guaranteed by any Company stockholder.

(i) The Company owns no stock of Parent.

(j) No assets of the Company have been sold, transferred or otherwise disposed of which would prevent Parent from continuing the historic business of the Company or from using a significant portion of the Company’s historic business assets in a business following the Merger and the Second Merger, within the meaning of Treasury Regulation Section 1.368-1(d).

(k) The Company is not an investment company as defined in Section 368(a)(2)(F) of the Code. An investment company is (1) a regulated investment company; (2) a real estate investment trust; or (3) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment. In making the fifty percent and eighty percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and a parent corporation shall be deemed to own its ratable share of the subsidiary’s assets, and a corporation shall be considered a subsidiary if a parent owns fifty percent (50%) or more of the combined voting power of all classes of stock entitled to vote, or fifty percent (50%) or more of the total value of shares of all classes of stock outstanding. For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

(l) The fair market value of the assets of the Company transferred to Parent in connection with the Merger and the Second Merger will equal or exceed the sum of the liabilities assumed or paid by Parent, plus the amount of liabilities, if any, to which the transferred assets are subject.

(m) The total adjusted basis of the assets of the Company transferred to Parent in connection with the Merger and the Second Merger will equal or exceed the sum of the liabilities assumed or paid by Parent, plus the amount of liabilities, if any, to which the transferred assets are subject.

(n) The Company is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(o) There is no Indebtedness existing between Parent and the Company that was or will be issued, acquired, or settled at a discount in connection with the Merger and the Second Merger.

(p) The Company has substantial non-tax business purposes and reasons for the Merger and the Second Merger, and the terms of the Merger and the Second Merger are the product of arm’s length negotiations.

(q) The Company will not take, and the Company is not aware of any plan or intention of any of the Company stockholders to take, any position on any Return, or take any other Tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(r) No stock or securities of the Company will be issued to any Company stockholder for services rendered to or for the benefit of Parent or the Company in connection with the Merger and the Second Merger (except to the extent of outstanding Company Options or Restricted Stock Units described in Section 1.7).

(s) No stock or securities of Parent or of the Company will be issued to any Company stockholder for any Indebtedness owed to any Company stockholder in connection with the Merger and the Second Merger.

(t) The liabilities of the Company to be assumed or paid by the Surviving Company and the liabilities to which the transferred assets of the Company are subject were incurred by the Company in the ordinary course of its business.

(u) No assets were transferred to the Company, nor did the Company assume any liabilities, in anticipation of the Merger and the Second Merger.

(v) The Company has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 23, 2010. The stock of the Company has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 23, 2010.

(w) At some time during the five-year period leading up to and ending as of the Second Merger Effective Time, the Company was a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (a “USRPHC”).

(x) At the Effective Time, except as contemplated by Section 1.7, the Company will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any Person could acquire stock in the Company.

For purposes of the preceding sentence, “stock” does not include any stock that (a) is not entitled to vote, (b) is limited and preferred as to dividends and does not participate in corporate growth to any significant extent, (c) has redemption and liquidation rights that do not exceed the issue price of such stock (except for a reasonable redemption or liquidation premium), and (d) is not convertible into another class of stock.

Section 3.27 Agents. Neither the Company nor any of its Subsidiaries has designated or appointed any person or other entity to act for it or on its behalf pursuant to any power of attorney or any agency which shall continue after the Closing Date.

Section 3.28 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein), Parent represents and warrants to the Company as follows:

Section 4.1 Organization.

(a) Each of Parent and its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b) Each of Parent and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except where the failure to be so qualified or licensed individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(c) Parent has previously delivered to the Company a complete and correct copy of each of its certificate of incorporation and bylaws in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither Parent nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents, and all such documents are in full force and effect.

(d) Section 4.1(d) of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control any of its Subsidiaries in any material respect.

Section 4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 366,666,666 shares of common stock, par value $.0001 per share (the “Parent Common Stock”), 1,000,000 shares of preferred stock, par value $.0001 per share (the “Parent Preferred Stock”). As of the close of business on April 23, 2012 (the “Reference Date”), (i) 143,825,987 shares of Parent Common Stock were issued and outstanding, (ii) 1,650,470 shares of Parent Common Stock were issued and held in the treasury of Parent, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) 3,700,000 shares of Parent Common Stock were authorized for issuance under the Halcón 2006 Long-Term Incentive Plan, (v) 61,111,111 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Convertible Debt and

(vi) 36,666,666 shares of Parent Common Stock were reserved for issuance upon exercise of outstanding warrants (“Parent Warrants”). All shares of Parent Common Stock held in the treasury of Parent are held in book or certificated form in an account at Parent’s transfer agent or designated financial institution. As of the Reference Date, 370,833 shares of Parent Common Stock are subject to outstanding options to purchase shares of Parent Common Stock (“Parent Options”). From the Reference Date to the date of this Agreement (i) no additional shares of Parent Common Stock were issued (other than pursuant to Parent Options and Parent Warrants which were outstanding as of the Reference Date and disclosed above), (ii) no additional Parent Preferred Stock or warrants have been issued or granted and (iii) there has been no increase in the number of shares of the Parent Common Stock issuable upon exercise of Parent Options or Parent Warrants from those issuable under such options or warrants as of the Reference Date. Neither Parent nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No Indebtedness of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote except for shares of Parent Common Stock issuable upon conversion of the Parent Convertible Debt) on any matters on which stockholders of Parent may vote are issued or outstanding. All the issued and outstanding shares of Parent’s capital stock are, and all shares which may be issued or granted pursuant to the exercise of Parent Options or Parent Warrants or the conversion of the Parent Convertible Debt or which may be issued pursuant hereto will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to ownership thereof. Except as set forth above, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or poison pills) obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. Section 4.2(a) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Option outstanding as of the Reference Date: (i) name of the holder; (ii) number of shares of Parent Common Stock issuable upon exercise thereof; (iii) exercise price; (iv) issue date; (v) termination date; and (vi) whether such option contains any put, redemption or similar feature. Section 4.2(a) of the Parent Disclosure Letter sets forth the following information with respect to each Parent Warrant as of the Reference Date: (i) name of the holder; (ii) number of shares of Parent Common Stock issuable upon exercise thereof; (iii) exercise price; (iv) a summary of the restrictions thereon, whether such warrant contains any put, redemption or similar feature and any other material terms; (v) issue date; and (vi) termination date.

(b) (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent’s Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law and Liens in favor of Parent’s lenders, and all such shares or other ownership interests have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof and (ii) neither Parent nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for (A) shares of capital stock or other securities of non-affiliates that (x) do not constitute more than a 5% interest in such non-affiliates or (y) have an aggregate value (per issuer) that does not exceed $100,000 and (B) the securities of the Subsidiaries of Parent. Neither Parent nor any Subsidiary of Parent is obligated to make any capital contribution to or other investment in any other Person.

(c) No material Indebtedness of the Parent or any of its Subsidiaries contains any restriction upon (i) the prepayment of any Indebtedness of the Parent or any of its Subsidiaries, (ii) the incurrence of Indebtedness by the Parent or any of its Subsidiaries, or (iii) the ability of the Parent or any of its Subsidiaries to grant any Lien on the properties or assets of the Parent or any of its Subsidiaries.

Section 4.3 Authorization; Validity of Agreement. Parent has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly authorized by the respective Board of Directors of Parent. Except for the Required Parent Vote, no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent, assuming due authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of Parent enforceable against it in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 4.4 No Violations; Consents and Approvals.

(a) Neither the execution, delivery and performance of this Agreement by Parent nor the consummation by Parent of the Merger or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of Parent, or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of Indebtedness, lease, license, contract, collective bargaining agreement, agreement or other legally binding instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, including governmental or non-governmental production sharing contract, lease or license, permit or other similar agreement or right permitting Parent or any of its Subsidiaries to explore for, develop, use, produce, sever, process, treat, gather, transport, compress, purchase, sell, dispose and operate interests in Hydrocarbons and associated fixtures or structures for a specified period of time, or (iii) conflict with or violate any Laws applicable to Parent, any of their respective Subsidiaries or any of their respective properties or assets; except in the case of clauses (ii) and (iii) above, for such conflicts, violations, breaches, defaults or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Section 4.4(a) of the Parent Disclosure Letter sets forth a correct and complete list of Parent Material Contracts, including all Hydrocarbon Contracts, of Parent and its Subsidiaries pursuant to which consents, waivers or approvals are or may be required in connection with the consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (ii) and (iii) above).

(b) No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance of this Agreement by Parent or the consummation by Parent of the Merger or any other transactions contemplated hereby, except for (i) the filing with the SEC of the Proxy Statement in definitive form relating to the meetings of the Company’s and Parent’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, and the filing and declaration of effectiveness of the S-4 in which the Proxy Statement will be included as a prospectus, (ii) the adoption of the Parent Proposal by the Required Parent Vote, (iii) such filings, authorizations or approvals as may be required under (A) the HSR Act or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Statement of Merger with the Secretary of State and the Second Merger State Filings with the Secretary of State and the Secretary of State of the State of Delaware, (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the NYSE, and (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of oil and gas properties and (y) the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent or materially impair the ability of Parent to perform its obligations under this Agreement.

Section 4.5 SEC Reports and Financial Statements.

(a) Parent has timely filed and furnished with the SEC all forms, reports, schedules, certifications, prospectuses registration and proxy statements and other documents (including exhibits and other information incorporated therein) required to be filed by it since January 1, 2009 (such documents together with all documents filed or furnished on a voluntary basis on Form 8-K, the “Parent SEC Documents”). As of their respective dates (or if amended prior to the date of this Agreement, as amended), the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and SOX, as the case may be. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The historical financial statements of Parent together with the related schedules and notes in the Parent SEC Documents (the “Parent Financial Statements”) fairly present, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the results of the consolidated operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. UHY LLP is an independent public accounting firm with respect to Parent and has not resigned or been dismissed as independent public accountants of Parent.

(c) Parent is in compliance in all material respects with the provisions of the SOX and the listing and corporate governance rules and regulations of the NYSE that are in each case applicable to the Company.

Section 4.6 Absence of Certain Changes.

(a) Except as disclosed in the Parent SEC Documents filed by Parent with the SEC prior to the date of this Agreement (the “Specified Parent SEC Documents”), to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.6(a), since December 31, 2011, (i) Parent and its Subsidiaries have conducted their respective operations only in the ordinary course consistent with past practice and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(b) Except as disclosed in the Specified Parent SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.6(b), since December 31, 2011 to the date of this Agreement, neither Parent nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Parent Plans as in effect on December 31, 2011 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, Employee or director from the amount thereof in effect as of December 31, 2011, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice, (B)

granted any severance or termination pay, (C) entered into or made any loans to any of its officers, directors or Employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons or (D) adopted or amended, or accelerated the payment or vesting of benefits under, any Parent Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of Parent’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent’s capital stock, except for issuances of Parent Common Stock upon the exercise of Parent Options and Parent Warrants, in each case in accordance with their terms at the time of exercise, (iv) changed in any material respect, or had Knowledge of any reason that required any material change in, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, (v) made or changed any material Tax election, settled or compromised any material Tax liability, or materially amended any Return, (vi) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vii) purchased or acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material Parent Asset, in each case other than in the ordinary course of business consistent with past practice, (viii) revalued, or had Knowledge of any reason that required revaluing, any material Parent Assets in any material respect, including writing down the value of any material Parent Assets or writing off notes or accounts receivable, in each case in any material respect and other than in the ordinary course of business consistent with past practice, (ix) amended its certificate of incorporation, bylaws or other organizational documents, (x) discharged or satisfied any Indebtedness or paid any obligation or liability, absolute or contingent other than current liabilities incurred and paid in the ordinary course of business and consistent with past practice, or suffered or permitted any Lien to arise or be granted or created against or upon any of its assets other than Permitted Liens, any Lien arising, granted or created in connection with a disposition of a Parent Asset permitted under clause (vii) above, and Liens which individually or in the aggregate would not have a Material Adverse Effect on Parent, or (xi) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 4.7 Absence of Undisclosed Liabilities. Except (i) as reflected or reserved against in the Parent’s consolidated balance sheets (or the notes thereto) included in the most recent Specified Parent SEC Documents, (ii) for liabilities and obligations arising under this Agreement and transactions contemplated by this Agreement, (iii) for liabilities and obligations incurred since December 31, 2008 in the ordinary course of business consistent with past practice, (iv) for liabilities in respect of Litigation (which are the subject of Section 4.10), and (v) liabilities under Environmental Laws (which are the subject of Section 4.14), neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, whether known or unknown and whether due or to become due, that have had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.8 Proxy Statement; Form S-4; Merger Documents. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the S-4 at the time the S-4 becomes effective under the Securities Act or (b) the Proxy Statement (and any amendment thereof or supplement thereto) at the date(s) mailed to the stockholders of the Company and Parent, at the time of the Company Special Meeting, at the time of the Parent Stockholders’ Meeting and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Exchange Act and the Securities Act, as applicable, except that no representation is made by Parent with respect to statements made in the Proxy Statement other than those statements based on information supplied by Parent to the Company in writing for inclusion in the Proxy Statement or the S-4.

Section 4.9 Parent Employee Benefit Plans; ERISA.

(a) Section 4.9(a) of the Parent Disclosure Letter contains a complete and correct list as of the date of this Agreement of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right, phantom stock or other equity-based incentive, severance, termination, change in control, retention, salary continuation, vacation, sick, or other paid leave, employment or consulting, hospitalization or other medical, dental, life (including all individual life insurance policies as to which Parent is the owner, the beneficiary or both) or other insurance or coverage, disability, death benefit, other welfare, supplemental unemployment, profit-sharing, pension, savings or retirement plan, program, agreement, policy or arrangement, and each other director, consultant or employee compensation or benefit plan, program, agreement, policy or arrangement, sponsored, maintained, administered or contributed to by Parent, any of its Subsidiaries or by any trade or business, whether or not incorporated (a “Parent ERISA Affiliate”), that together with Parent or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code, or to which Parent, any of its Subsidiaries or a Parent ERISA Affiliate is party, whether written or oral, for the benefit of any current or former officer, Employee, leased employee, consultant, independent contractor, agent or director (or their respective beneficiaries) of Parent, any of its Subsidiaries or any Parent ERISA Affiliate or under which Parent, any of its Subsidiaries or any Parent ERISA Affiliate has any direct or indirect liability (the “Parent Plans”). Section 4.9(a) of the Parent Disclosure Letter contains the name of the Parent ERISA Affiliates. Each Parent Plan sponsored by the Parent and its Subsidiaries is identified in Section 4.9(a) of the Parent Disclosure Letter.

(b) With respect to each Parent Plan, Parent has heretofore delivered to the Company complete and correct copies of each of the following documents (including all amendments to such documents), as applicable:

(i) the Parent Plan or a written description of any Parent Plan not in writing;

(ii) a copy of the three most recent annual reports or IRS Form 5500 Series that is required to be filed, including audited financial statements, actuarial valuation reports and all other related reports required therewith;

(iii) a copy of (1) the most recent summary parent plan description (“Parent SPD”) required to be prepared and distributed, together with (2) all summaries of material modification required to be issued with respect to such Parent SPD;

(iv) if the Parent Plan or any obligations thereunder are funded through a trust or any other funding vehicle or through insurance, the trust or other funding agreement and the latest financial statements thereof or evidence of insurance coverage thereof;

(v) all contracts relating to the Parent Plan with respect to which Parent or any Parent ERISA Affiliate may have any material liability, including insurance contracts, investment management agreements, subscription and participation agreements and record keeping agreements;

(vi) if the Parent Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the IRS or the most recent opinion letter received from the IRS with respect to such plan; and

(vii) all communications regarding the operation or administration of the Parent Plans between Parent, any Subsidiary of Parent or any Parent ERISA Affiliate and the IRS, the DOL or any other Governmental Entity within the last three years.

(c) None of Parent, any Subsidiary of Parent, any Parent ERISA Affiliate, any of the Parent Plans, any trust created under a Parent Plan and, to the Knowledge of Parent, any trustee or administrator thereof has engaged in a transaction or has taken or failed to take any action with respect to a Parent Plan in connection with which Parent, any of its Subsidiaries or any Parent ERISA Affiliate would be reasonably likely to be subject to a material civil penalty assessed pursuant to Section 409, 501, 502 or 510 of ERISA or a Tax imposed pursuant to Section 4975(a) or (b), 4976 or 4980B of the Code.

(d) Each of the Parent Plans and each other (including former) benefit plan, program, agreement, policy or arrangement has been operated and administered by Parent and any Parent ERISA Affiliates in all material respects in accordance with applicable Laws, including ERISA and the Code. With respect to each Parent Plan, all reports, returns, notices and other documentation that are required to have been filed or furnished with the IRS, the DOL or any other Governmental Entity, or to the participants or beneficiaries of such Parent Plans (or their representative) have been filed or furnished on a timely basis. No individual who has performed services for Parent or an affiliate (or the predecessor of any such person) has been improperly included or excluded from participation in any Parent Plan. Parent, its Subsidiaries and any Parent ERISA Affiliates have maintained all data necessary to administer each Parent Plan and such data is true and correct and maintained in usable form. Parent and its Subsidiaries and Parent ERISA Affiliates have not initiated any proceedings pursuant to the IRS Employee Plans Compliance Resolution System. Parent, its Subsidiaries and Parent ERISA Affiliates have made the required payments and filings necessary to satisfy the requirements of the DOL’s Voluntary Fiduciary Correction Program and the DOL’s Delinquent Filer Voluntary Compliance Program with respect to all returns, reports or other documentation required to have been filed with the IRS or the DOL and that initially were not properly filed, and there are no audits or similar proceedings pending with the IRS or the DOL with respect to any Parent Plan. None of Parent, any Subsidiary, Employee, officer or other service provider of Parent, or any Parent ERISA Affiliates, and to Parent’s Knowledge, no other fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply with the requirements of ERISA, the Code or any other applicable Laws in connection with the administration or investment of the assets of any Parent

Plan. No current or former officer, director, Employee, leased employee, consultant or agent (or their respective beneficiaries) of Parent or a Subsidiary has or will obtain a right to receive a gross-up payment from Parent or a Subsidiary with respect to any Tax that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise.

(e) With respect to each of the Parent Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code, Parent has received a currently effective determination letter from the IRS or such plan is subject to a current IRS opinion letter stating that it is so qualified, such letter has not been revoked, and, to the Knowledge of Parent, no event has occurred that would be reasonably likely to adversely affect such qualified status. No fund established under a Parent Plan is intended to satisfy the requirements of Section 501(c)(9) of the Code.

(f) No amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated vesting, cash, property or otherwise) under the Parent Plans as a result of the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code or fail to be deductible for federal income Tax purposes by virtue of Sections 280G or 162(m) of the Code.

(g) No Parent Plan provides death, medical, hospitalization or similar benefits (whether or not insured) with respect to any current or former officer, director, Employee, leased employee, consultant or agent of Parent, its Subsidiaries or any Parent ERISA Affiliate after retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “employee pension plan,” as that term is defined in Section 3(2) of ERISA or (iii) benefits, the full direct cost of which is borne by the current or former employee (or beneficiary thereof).

(h) There has been no amendment to, or written interpretation of, or announcement (whether or not written) by Parent or any of its Subsidiaries or Parent ERISA Affiliates relating to, or change in the terms of employee participation or coverage under, any Parent Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year ended prior to the date hereof. The execution of this Agreement, the stockholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with any other event, (i) entitle any current or former Employee, leased employee, officer, director, consultant or agent of Parent, any of its Subsidiaries or any Parent ERISA Affiliate to severance or termination pay, unemployment compensation or any other payment under any Parent Plan, or (ii) accelerate the time of payment or vesting of, increase the amount of or otherwise enhance any benefit due any such employee, officer or director under any Parent Plan or terminate the employment of any Employee.

(i) To the Knowledge of Parent, neither Parent nor any Subsidiary has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no Parent ERISA Affiliate or any of its Subsidiaries has incurred a Tax under Section 5000(a) of the Code which is or could become a liability of Parent or any of its Subsidiaries.

(j) There is no pending or, to the Knowledge of Parent, threatened Litigation by, on behalf of or against any Parent Plan by any participant or former participant (or beneficiary thereof) in such Parent Plan or otherwise involving such Parent Plan (other than routine claims for benefits) and, to the Knowledge of Parent, no set of circumstances exists that may reasonably give rise to Litigation, against Parent, any Subsidiary of Parent, any Parent ERISA Affiliate, any officer, director, Employee or other service provider to Parent, any Subsidiary of Parent, any Parent ERISA Affiliate, the Parent Plans, any fiduciaries of the Parent Plans with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans that could reasonably be expected to result in any material liability of Parent or any of its Subsidiaries to the PBGC, the U.S. Department of the Treasury, the DOL, any Parent Plan, any participant or former participant in a Parent Plan, or any other party.

(k) Neither Parent nor any of its Subsidiaries nor any of their Parent ERISA Affiliates has maintained or contributed to, had an obligation to contribute to or has any liability, whether contingent or otherwise, with respect to a plan maintained by more than one employer within the meaning of Code Section 413(c), a plan subject to ERISA Section 4063, 4064 or 4066, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA or any benefit plan, program, agreement or arrangement subject to Title IV of ERISA or Section 412 or 430 of the Code.

(l) All contributions required to be made under each Parent Plan, as of the date hereof, have been timely made and all obligations in respect of each Parent Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Parent SEC Documents. None of the Parent Plans (as applicable) has failed to satisfy the minimum funding standard applicable under Section 412 of the Code or Section 302 of ERISA and no Parent ERISA Affiliate has an outstanding funding waiver. None of the Parent Plans (as applicable) has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed plan year.

(m) All Parent Plans that are subject to Section 409A of the Code are in compliance with the requirements of such Code section and regulations and other guidance thereunder. No Parent Common Stock or other security of Parent, any of its Subsidiaries or other affiliates and no real property is held in trust or otherwise set aside for funding benefit obligations under any Parent Plan.

(n) Neither Parent nor any of its Parent ERISA Affiliates or organizations to which Parent or a Parent ERISA Affiliate is a successor or parent corporation, within the meaning of Section 4069(b) of ERISA, has engaged in any transaction described in Sections 4069 or 4212(c) of ERISA.

Section 4.10 Litigation; Compliance with Law.

(a) Except as disclosed in the Specified Parent SEC Documents and except for any of the items or matters covered by the following clauses (i), (ii) and (iii), that, individually or in the aggregate, has not had, or would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (i) there is no Litigation pending or, to the Knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent or any of its Subsidiaries, any of their respective properties or assets or any of Parent’s officers or directors (in their capacities as such), (ii) there is no agreement, order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent’s officers or directors (in their capacities as such), and (iii) there is no Litigation that Parent or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve rights of Parent or any of its Subsidiaries.

(b) Each of Parent and its Subsidiaries has complied, and is in compliance with all Laws and Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Parent Real Property and/or the Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Permit; nor has any notice, charge, claim or action been received by Parent or any of its Subsidiaries or been filed, commenced, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except in each case for any such noncompliance or violation that has been resolved in all material respects or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(c) Without limiting the generality of Section 4.10(b), Parent, each of its Subsidiaries, and, to the Knowledge of Parent, each joint venture partner, joint interest owner, consultant, agent, or representative of any of the foregoing, (i) is in compliance with the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries, (ii) has not been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such Person, and (iii) is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(d) Parent and its Subsidiaries hold all Permits necessary for the ownership, leasing, operation, occupancy and use of the Parent Real Property, the Parent Assets and the conduct of their respective businesses as currently conducted (“Parent Permits”), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no Knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for any such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The execution, delivery and performance of this Agreement and the consummation of the Merger or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for any such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(e) This Section 4.10 does not relate to matters with respect to (i) Parent Plans, ERISA and other employee benefit matters (which are the subject of Section 4.9), (ii) Tax Laws and other Tax matters (which are the subject of Section 4.13), (iii) Environmental Laws and other environmental matters (which are the subject of Section 4.14), and (iv) Employee Matters (which are the subject of Section 4.17).

Section 4.11 Intellectual Property.

(a) Parent and its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, any and all Technology and Intellectual Property necessary for the conduct of the business and operations of Parent and its Subsidiaries as currently conducted, free and clear of any Liens (except for any Permitted Liens).

(b) To the Knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe, conflict with or otherwise violate in any material respect any Intellectual Property of any Person, and none of Parent or any of its Subsidiaries has received notice or has Knowledge of any such material infringement, conflict or other violation.

(c) Parent or its Subsidiaries own, or possess sufficient and legally enforceable licenses or other rights to use, all of the material geophysical data used by Parent and its Subsidiaries, free and clear of any Liens (except for any Permitted Liens).

Section 4.12 Material Contracts.

(a) Except as disclosed in the Specified Parent SEC Documents, to the extent that it is reasonably apparent that the disclosure in the Specified Parent SEC Documents is responsive to the matters set forth in this Section 4.12(a), as of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), other than hedging or similar arrangements in the ordinary course of business consistent with past practice, (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which materially restrains, limits or impedes Parent’s or any of its Subsidiaries’ ability to compete with or conduct any business or any line of business (including (A) geographic limitations on Parent’s or any of its Subsidiaries’ activities, (B) any confidentiality agreement, area of mutual interest or standstill agreement with any third party (or agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on Parent, any of its Subsidiaries or, after the Effective Time, the Surviving Company); provided that Parent need not disclose in the Parent Disclosure Letter information related to those agreements which would otherwise be covered by this clause (ii) to the extent such agreements prohibit the Company from disclosing the existence or any terms of such agreements to third parties, except that if any such agreements contain any material restrictions, limits or impediments on Parent’s or its Subsidiaries’ ability to compete with or conduct any business or any line of business, such restrictions, limits and impediments shall be disclosed without providing the identity of the parties to the agreements on the Parent Disclosure Letter, (iii) which is a material take-or-pay agreement or other similar agreement that entitles purchasers of production to receive delivery of Hydrocarbons without paying therefor, (iv) which contains a put, call or other right of acquisition or disposition pursuant to which Parent or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a market value or purchase price of more than $15,000,000, or, with respect to calls on production, that obligate Parent or any of its Subsidiaries to sell Hydrocarbons at a price which is less than market value, (v) which is a partnership or joint venture relating to the formation, creation, operation, management or control of any partnership or joint venture material to Parent and its Subsidiaries, taken as a whole, or (vi) which is otherwise material to Parent and its Subsidiaries taken as a whole. Each contract, arrangement, commitment or understanding of the type described in this Section 4.12(a)(i) through (iv), whether or not disclosed in the Specified Parent SEC Documents, is referred to herein as a “Parent Material Contract” (for purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC or disclosed in the Specified Parent SEC Documents, is a Parent Material Contract). Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract other than those which Parent is entitled to omit from the Parent Disclosure Letter pursuant to the proviso to clause (ii) of the first sentence of this Section 4.12(a).

(b) (i) Each Parent Material Contract is valid and binding and in full force and effect, (ii) Parent and each of its Subsidiaries has performed in all respects all obligations required to be performed by it to date under each Parent Material Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Material Contract and (iv) to the Knowledge of Parent, no other party to such Parent Material Contract is in default in any respect thereunder, except in each case for any invalidity, nonperformance, event, condition or default that, individually or in the aggregate, has not had and would not be reasonably likely to have a Material Adverse Effect on Parent.

Section 4.13 Taxes.

(a) (i) All material Returns required to be filed by or with respect to Parent, its Subsidiaries and each Parent Consolidated Group have been timely and correctly filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) Parent, its Subsidiaries and each Parent Consolidated Group have timely paid all material Taxes due or claimed to be due and will have paid all material Taxes of Parent, its Subsidiaries and each Parent Consolidated Group that are due on or before the Closing Date, including any installments or estimated payments due, whether or not shown on any Returns, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been either duly and timely paid to the proper Governmental Entities or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent, its Subsidiaries and each Parent Consolidated Group reflected in the balance sheet, dated as of December 31, 2011, included in Parent’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Parent Balance Sheet”) are adequate under GAAP, (v) no material deficiencies or other claims for any Taxes asserted or assessed, or, to the Knowledge of Parent, proposed, against Parent or any of its Subsidiaries has not been resolved in all material respects, (vi) there is no material Litigation pending or, to the Knowledge of any of Parent or its Subsidiaries, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any Tax or Return, and (vii) since December 31, 2005, neither Parent nor any of its Subsidiaries has received (A) notice from any federal taxing authority of its intent to examine or audit any of Parent’s or any of its Subsidiaries’ Returns or (B) notice from any state taxing authority of its intent to examine or audit any of Parent’s or any of its Subsidiaries’ Returns, other than notices with respect to examinations or audits by any state taxing authority that have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) The statutes of limitations for the federal income Tax Returns of Parent, its Subsidiaries and each Parent Consolidated Group have expired or otherwise have been closed for all taxable periods ending on or before December 31, 2005.

(c) Neither Parent nor any of its Subsidiaries has been a member of any “affiliated group” (as defined in Section 1504(a) of the Code) or has been included in any “consolidated,” “unitary” or “combined” Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality and none of Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision under any state, local or foreign law), or as a successor or transferee.

(d) There are no Tax sharing, allocation, indemnification or similar agreements or arrangements, whether written or unwritten, in effect under which Parent or any of its Subsidiaries could be liable for any material Taxes of any Person other than Parent or any Subsidiary of Parent.

(e) Since December 31, 2005 neither Parent nor any of its Subsidiaries has entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes, nor is any request for such a waiver or extension pending.

(f) There are no Liens for Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens.

(g) Neither Parent nor any of its Subsidiaries is the subject of or bound by any material private letter ruling, technical advice memorandum, closing agreement or similar material ruling, memorandum or agreement with any taxing authority.

(h) Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

(i) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, or

(iii) deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law).

(j) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(k) Parent has made available to the Company correct and complete copies of (i) all U.S. federal income Tax Returns of Parent and its Subsidiaries relating to taxable periods ending on or after December 31, 2005, filed through the date hereof and (ii) any material audit report within the last four years relating to any material Taxes due from or with respect to Parent or any of its Subsidiaries.

(l) No jurisdiction where Parent or any of its Subsidiaries does not file a Return has made a claim that Parent or any of its Subsidiaries is required to file a Return for a material amount of Taxes for such jurisdiction.

(m) Within the last three years, neither Parent nor any of its Subsidiaries has owned any material assets located outside the United States or conducted a material trade or business outside the United States.

(n) All of the transactions which Parent has accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income Tax purposes pursuant to Treasury Regulation Section 1.1221-2 and have been properly identified as such under Treasury Regulation Section 1.1221-2(f).

Section 4.14 Environmental Matters.

(a) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, Parent and its Subsidiaries have complied, and are in compliance, with all applicable Environmental Laws, which compliance includes the possession of all Permits required under applicable Environmental Laws and compliance with the terms and conditions thereof and the making and filing with all applicable Governmental Entities of all reports, forms and documents and the maintenance of all records required to be made, filed or maintained by it under any Environmental Law. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any communication (written or, if oral, one that, to the Knowledge of Parent, would be reasonably likely to result in a formal claim) from any Person, whether a Governmental Entity, citizens group, Employee or otherwise, that alleges that Parent or any of its Subsidiaries is not in compliance with Environmental Laws and that has not been resolved other than any such communications relating to a failure or failures to be in compliance that have not resulted in or would not be reasonably likely to result in fines, penalties or other liabilities of Parent, either individually or in the aggregate, in excess of $1,000,000.

(b) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, there are no Environmental Claims pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the Knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(c) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries is subject to any liability or obligation (accrued, contingent or otherwise) to cleanup, correct, abate or to take any response, remedial or corrective action under or pursuant to any Environmental Laws, relating to (i) environmental conditions on, under, or about any of the properties or assets owned, leased, operated or used by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any predecessor thereto at the present time or in the past, including the air, soil, surface water and groundwater conditions at, on, under, from or near such properties, or (ii) the past or present use, management, handling, transport, treatment, generation, storage, disposal or Release of any Hazardous Substances, whether on-site at any Parent Real Property, or at any off-site location operated or used by Parent. Parent has provided or made available to the Company all material studies, assessments, reports, data, results of investigations or audits, analyses and test results, in the possession, custody or control of Parent or any of its Subsidiaries relating to (x) the environmental conditions on, under or about any of the properties or assets owned, leased, operated or used by any of Parent and its Subsidiaries or any predecessor in interest thereto at the present time or in the past and (y) any Hazardous Substances used, managed, handled, transported, treated, generated, stored or released by any Person on, under, about or from, any of the properties or assets owned, leased, operated or used by Parent or any of its Subsidiaries.

(d) Except for such matters that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, to the Knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents in violation of Environmental Laws (including the Release, emission, discharge, presence or disposal of any Hazardous Substance in violation of Environmental Laws), that would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or against any Person whose liability for such Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(e) Without in any way limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries owns or operates any underground storage tanks at any property currently owned, leased, operated or used by Parent or any of its Subsidiaries.

(f) Neither Parent nor any of its Subsidiaries is required by virtue of the transactions contemplated by this Agreement, or as a condition to the effectiveness of any transactions contemplated by this Agreement, (i) to perform a site assessment for Hazardous Substances at any property owned, leased, operated or used by Parent or any of its Subsidiaries or (ii) to remove or remediate any Hazardous Substances from any property owned, leased, operated or used by Parent or any of its Subsidiaries.

Section 4.15 Parent Real Property; Operating Equipment.

(a) Section 4.15(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Parent Real Property setting forth information sufficient to specifically identify such Parent Real Property and the legal owner thereof. Parent and its Subsidiaries have good, valid fee simple title to the Parent Owned Real Property, free and clear of any Liens other than Permitted Liens. Each Parent Lease grants the lessee under the Parent Lease the exclusive right to use and occupy the premises and rights demised thereunder free and clear of any Lien other than Permitted Liens. Each of Parent and its Subsidiaries has good and valid title to the leasehold estate or other interest created under its respective Parent Leases free and clear of any Liens other than Permitted Liens. Parent has no Knowledge of any written notice of, a proceeding in eminent domain or other similar proceeding affecting any Parent Real Property.

(b) (i) Each Parent Lease is in full force and effect, and, to Parent’s Knowledge, is enforceable against the landlord which is party thereto in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization and similar Laws affecting creditors generally and by the availability of equitable remedies), (ii) there are no subleases under the Parent Leases and none of the Parent Leases have been assigned, (iii) no notices of default or notices of termination have been received by Parent with respect to the Parent Leases which have not been withdrawn or cancelled, (iv) and Parent and its Subsidiaries are not, and to Parent’s Knowledge, no other party is, in default under any Parent Lease.

(c) The Parent Real Property constitutes all the fee, leasehold and other interests in real property held by Parent and its Subsidiaries, other than the Parent Oil and Gas Properties. The use and operation of the Parent Real Property in the conduct of the business of Parent and its Subsidiaries does not violate any instrument of record or agreement affecting the Parent Real Property, except for such violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. No current use by Parent and its Subsidiaries of the Parent Real Property is dependent on a nonconforming use or other governmental approval.

(d) Parent and its Subsidiaries have such rights-of-way as are sufficient to conduct their businesses in all material respects as currently conducted, except such rights-of-way that, if not obtained (or which, if obtained, if the same were to expire or be revoked or terminated), would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such rights-of-way which are required to be fulfilled or performed as of the date of this Agreement (subject to all applicable waivers, modifications, grace periods and extensions) and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such rights-of-way, except for such revocations, terminations and impairments that do not materially adversely affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Entity or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate or to require annual or other periodic payments as a condition to the continuance of such right.

(e) All material operating equipment owned or leased by Parent or any of its Subsidiaries are, in the aggregate, in a state of repair so as to be adequate in all material respects for operation of the Parent Oil and Gas Properties to which such equipment relates in substantially the same manner in which such Parent Oil and Gas Properties were operated immediately prior to the date hereof.

Section 4.16 Insurance. Section 4.16 of the Parent Disclosure Letter contains a complete and correct list of all material insurance policies maintained by or on behalf of any of Parent and its Subsidiaries as of the date of this Agreement. Parent and its Subsidiaries maintain, or are entitled to the benefits of, insurance covering their properties, operations, personnel and businesses in amounts customary for the businesses in which they operate. Parent and its Subsidiaries have complied in all material respects with the terms and provisions of such policies. With respect to any outstanding insurance claim submitted by Parent or any of its Subsidiaries since January 1, 2010, neither Parent nor any of its Subsidiaries has received written notice of any refusal of coverage or other notice that the issuer of the applicable insurance policy or policies is not willing or able to perform its obligations thereunder other than any such refusals or indications of unwillingness or inability that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance, and all such insurance is outstanding and duly in force.

Section 4.17 Employee Matters.

(a) Neither Parent nor any of its Subsidiaries is, or within the last three (3) full calendar years has been, a party to or bound by a collective bargaining agreement or other similar agreement with any labor union or labor organization, and no such agreement is currently being negotiated. Within the last three (3) full calendar years, (i) no unfair labor practice complaints or any union representation questions or certification petitions involving Parent, a Subsidiary, the Parent Assets, or its Employees were filed or pending with, and there is no such complaint, petition or application currently pending with, the National Labor Relations Board, (ii) no labor union has engaged in or threatened organizational efforts with respect to any Employees of Parent or any of its Subsidiaries, and there is no such current, pending or threatened activities, and (iii) no labor dispute, strike, slowdown, picketing, work stoppage, lockout or other collective labor action involving Parent, any of its Subsidiaries, the Parent Assets, or its Employees has occurred or is in progress or, to the Knowledge of Parent, has been threatened against Parent, any of its Subsidiaries, the Parent Assets, or its Employees.

(b) Each of Parent and its Subsidiaries is, and has been within the last three (3) full calendar years, in compliance with all applicable Employment Laws, except as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(c) Other than claims for unemployment or workers’ compensation or routine claims for benefits under a Parent Plan, there is no Litigation pending, or to the Knowledge of Parent threatened, by or on behalf of any current of former Employee, applicant, Persons claiming to be an Employee, or any classes of the foregoing, alleging or concerning a violation of, or compliance with, any Employment Law by Parent or any Subsidiary; there have been no such proceedings within the last three (3) complete calendar years; and, to the Knowledge of Parent, no basis exists for any such proceedings.

(d) There is no Litigation pending, or to the Knowledge of the Parent threatened, in which any current or former director, officer, Employee or agent of the Parent or any Subsidiary is or may be entitled to indemnification.

Section 4.18 Affiliate Transactions. The Specified Parent SEC Documents completely and correctly disclose, as of the date of this Agreement, all agreements, contracts, transfers of assets or liabilities or other commitments or transactions, whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of Parent or any person that has served as such an executive officer or director within the past two years or any of such executive officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Parent Common Stock as of the date hereof, or (C) to the Knowledge of Parent, any affiliate of any such executive officer, director or owner (other than Parent or any of its Subsidiaries), are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect during the past 12 months, (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries, taken as a whole and (c) are not Parent Plans.

Section 4.19 Derivative Transactions and Hedging. Section 4.19 of the Parent Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of Parent and its Subsidiaries) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. Parent and each of its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

Section 4.20 Disclosure Controls and Procedures.

(a) Since January 1, 2009, Parent and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15 and 15d-15 of the Exchange Act) designed and maintained to ensure in all material respects that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (c) access to assets is permitted only in accordance with management’s general or specific authorization, (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, (e) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (f) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.

(b) Parent’s disclosure controls and procedures ensure that information required to be disclosed by Parent in the reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Parent has disclosed, based on its most recent evaluation prior to the date hereof of internal control over financial reporting, to Parent’s auditors and the audit committee of the Board of Directors of Parent (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other Employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company true and correct copies of any such disclosures made by management to Parent’s auditors and audit committee since January 1, 2009. Since January 1, 2009 through the date hereof, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries nor any director, officer, Employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, Employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent. Parent has not granted any waivers with respect to its policies regarding ethical conduct.

(c) The principal executive officer and the principal financial officer of Parent have made all certifications required by SOX, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Parent SEC Documents, and the statements contained in such certifications are complete and correct. The management of Parent has completed its assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2011, and such assessment concluded that such controls were effective. To the Knowledge of Parent, there are no facts or circumstances that would prevent its chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of SOX, without qualification, when next due.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent in Parent’s published financial statements or any Parent SEC Documents.

Section 4.21 Oil and Gas.

(a) Parent has furnished the Company prior to the date of this Agreement with a report estimating Parent’s and its Subsidiaries’ proved oil and gas reserves as of January 1, 2012 as prepared by Forrest A. Garb & Associates, Inc. (the “Parent Reserve Report”). To Parent’s Knowledge, the factual, non-interpretive data on which the Parent Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Parent Reserve Report (and in any supplement thereto or update thereof) was accurate and complete in all material respects. The Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. To Parent’s Knowledge, the gross and net undeveloped acreage of Parent and its Subsidiaries as reported in Parent’s most recent Form 10-K filed with SEC was correct in all material respects as of the date of such Form 10-K.

(b) Parent’s (and any relevant Subsidiaries’) internal proved reserve estimates prepared by management for the year ended December 31, 2011, were not, taken as a whole, materially lower than the conclusions in the Parent Reserve Report as of February 7, 2012. Except for changes in Laws (or interpretations thereof) or changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that, individually or in the aggregate, would have a Material Adverse Effect on Parent.

(c) All producing oil and gas wells operated by Parent or its Subsidiaries and included in the Parent Oil and Gas Properties have been operated and produced and, to the Knowledge of Parent, drilled, in accordance in all material respects with reasonable, prudent oil and gas field practices and in compliance in all material respects with applicable oil and gas leases and applicable Law. All producing oil and gas wells and related material equipment are in an operable state of repair, adequate to maintain normal operations in accordance with past practices, ordinary wear and tear excepted.

(d) All material proceeds from the sale of Hydrocarbons produced from Parent Oil and Gas Properties are being received by Parent and its Subsidiaries in a timely manner and are not being held in suspense for any reason (except in the ordinary course of business).

(e) Neither Parent nor any of its Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, Parent is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements.

(f) Parent and its Subsidiaries have Defensible Title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report as attributable to interests owned or held by Parent and its Subsidiaries free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens associated with obligations reflected in the Parent Reserve Report, if any. The oil and gas leases and other agreements that provide Parent and its Subsidiaries with operating rights in the oil and gas properties reflected in the Parent Reserve Report are in full force and effect as to the oil and gas properties reflected in the Parent Reserve Report, and the rentals, royalties and other payments due thereunder have been properly and timely paid and there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or other agreements, except, in each case, as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(g) Except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent, neither Parent nor any Subsidiary of Parent (nor, to Parent’s Knowledge, an applicable operator) is in material breach of, or default under, any oil and gas lease, oil, gas, and mineral lease and sublease, royalty, overriding royalty, net profits interest, mineral fee interest, carried interest, interests under a concession, production sharing, risk service, technical service, service, or similar agreement that is, or constitutes an interest in, the Parent Oil and Gas Properties.

(h) No claim, notice or order from any Governmental Entity or other Person has been received by Parent or any of its Subsidiaries due to Hydrocarbon production in excess of allowables or similar violations that could result in curtailment of production after the Closing Date from any unit or oil and gas properties of Parent or any of its Subsidiaries, except any such violations which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

(i) All books, records and files of Parent and its Subsidiaries (including those pertaining to the Parent Oil and Gas Properties, wells and other assets, those pertaining to the production, gathering, transportation and sale of Hydrocarbons, and corporate, accounting, financial and employee records) (a) have been prepared, assembled and maintained in good faith, and (b) to Parent’s Knowledge, are accurate in all material respects as they relate to the subject matter thereof.

(j) None of the Parent Oil and Gas Properties is subject to any preferential purchase or similar right which would become operative as a result of the transactions contemplated by this Agreement. None of the Hydrocarbon Contracts contains any rights of the other party or parties thereto to elect a new operator on any of the material Parent Oil and Gas Properties, which rights should become operative as a result of the transactions contemplated by this Agreement. Parent and its Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by Parent and its Subsidiaries with respect to Parent Oil and Gas Properties, except for any non-payment of which individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

Section 4.22 Investment Company. Neither Parent nor any of its Subsidiaries is required to be registered as an “investment company,” or is a company “controlled” by an “investment company,” or an “investment adviser” within the meaning of the Investment Company Act, or the Advisers Act.

Section 4.23 Required Vote by Parent Stockholders. The affirmative vote of the holders of a majority of the votes cast (the “Required Parent Vote”) at a meeting at which the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote are represented to approve the issuance of Parent Common Stock as consideration in the Merger and as required under NYSE rules is the only vote of the holders of any class or series of the capital stock of Parent which is necessary for Parent to consummate the transactions contemplated hereby (the “Parent Proposal”).

Section 4.24 Recommendation of Parent Board of Directors; Opinion of Financial Advisor.

(a) The Parent Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement, the transactions contemplated hereby and the Parent Proposal are fair to, and in the best interests of, the stockholders of Parent, (ii) approving this Agreement, the transactions contemplated hereby and the Parent Proposal, (iii) resolving to recommend approval and adoption of the Parent Proposal to the stockholders of Parent and (iv) directing that the Parent Proposal be submitted to Parent’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) Parent has received an opinion of Barclays Capital Inc. (“Barclays”) to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Merger is fair, from a financial point of view, to Parent, a signed copy of which opinion has been, or will promptly be, delivered to the Company. Parent has received the approval of Barclays to permit the inclusion of a copy of its written opinion in its entirety and/or references thereto in the Proxy Statement, subject to Barclays’s review and approval of such disclosure in the Proxy Statement.

Section 4.25 Brokers. Except for Barclays and Mitchell Energy Advisors, LLC (“Mitchell Energy Advisors”), no broker, finder or investment banker is entitled to any brokerage, finder’s, financial advisor or other fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Barclays and Mitchell Energy Advisors as and to the extent set forth in the engagement letters dated February 7, 2012 and February 29, 2012, respectively. Parent has previously delivered to the Company a true and correct copy of each such engagement letter, which describes all fees payable to such Person in connection with this Agreement and the transactions contemplated by this Agreement and all agreements under which any such fees or any expenses are payable and all indemnification and other agreements with such Persons entered into in connection with this Agreement and the transactions contemplated by this Agreement.

Section 4.26 Tax Matters. Neither Parent nor any of Parent’s Subsidiaries has taken or agreed to take any action that would prevent the Merger in combination with the Second Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

(a) The Merger and the Second Merger will be carried out strictly in accordance with this Agreement, and there are no other written or oral agreements relating to the Merger and the Second Merger other than those expressly referred to in this Agreement.

(b) In connection with the Merger, no shares of Company Common Stock will be acquired by Parent or a Related Person for consideration other than shares of Parent Common Stock, except for the Per Share Cash Consideration, payments to holders of Dissenting Shares, if any, and any cash paid in lieu of issuing fractional shares of Parent Common Stock.

(c) The fair market value of the Aggregate Merger Consideration will be approximately equal to the fair market value of the shares of Company Common Stock surrendered in the exchange, determined as of the last Business Day before the date of this Agreement.

(d) Other than cash paid in lieu of issuing fractional shares of Parent Common Stock, neither Parent nor any Related Person has any plan or intention to redeem or otherwise reacquire, directly or indirectly, any shares of Parent Common Stock to be issued in the Merger.

(e) Parent has no stock repurchase program and has no current plan or intention to adopt such a plan.

(f) Taking into account that portion of the shares of Company Common Stock exchanged for cash (including without limitation cash received in lieu of fractional shares of Parent Common Stock and any cash paid by the Surviving Company with respect to Dissenting Shares), the aggregate fair market value, determined as of the end of the last Business Day before the date of this Agreement, of the Total Stock Consideration will not be less than forty percent (40%) of the value, determined as of the end of the last Business Day before the date of this Agreement, of the consideration paid to the holders of the shares of Company Common Stock outstanding immediately before the Effective Time.

(g) Neither Parent nor any Related Person owns, nor has it owned during the past five years, any shares of stock of the Company. Neither Parent nor any Related Person has caused any other Person to acquire stock of the Company on behalf of Parent or a Related Person, and will not directly or indirectly acquire any stock of the Company in connection with the Merger and the Second Merger, except as described in this Agreement.

(h) Parent has not, directly or indirectly, transferred any cash or property to the Company (or any entity controlled directly or indirectly by the Company) for less than full and adequate consideration and has not made any loan to the Company (or any entity controlled directly or indirectly by the Company) in anticipation of the Merger and the Second Merger.

(i) There is no intercompany Indebtedness existing between Parent, Merger Sub and Company that was or will be issued, acquired, or settled at a discount in connection with the Merger and the Second Merger.

(j) Parent and Merger Sub will each pay its expenses incurred in connection with or as part of the Merger and the Second Merger or related transactions. Parent has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of shares of Company Common Stock in connection with or as part of the Merger and the Second Merger or any related transactions. Parent has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of shares of Company Common Stock.

(k) Any compensation paid to the holders of shares of Company Common Stock who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Parent (a) will be for services actually rendered or to be rendered, (b) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (c) will not represent consideration for the surrender of the shares of Company Common Stock in the Merger.

(l) Following the Merger and the Second Merger, Parent will not take any action and will not fail to take any action that would prevent the Merger and the Second Merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

(m) Parent is paying no consideration in the Merger other than the Aggregate Merger Consideration.

(n) Parent has substantial non-tax business purposes and reasons for the Merger and the Second Merger, and the terms of the Merger and the Second Merger are the product of arm’s length negotiations.

(o) Parent will not take any position on any Return, or take any other Tax reporting position that is inconsistent with the treatment of the Merger and the Second Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(p) No stock or securities of Parent will be issued to any Company stockholder for services rendered to or for the benefit of Parent or the Company in connection with the Merger and the Second Merger.

(q) No stock or securities of Parent will be issued for any Indebtedness owed to any Company stockholder in connection with the Merger and the Second Merger.

(r) The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash that will be paid in the Merger to the holders of Common Company Stock instead of issuing fractional shares of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be paid in the Merger to the Company stockholders in exchange for their Company Common Stock.

(s) Parent has not distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 23, 2010. The stock of Parent has not been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 23, 2010.

(t) Immediately after the Effective Time, Parent will be a corporation duly incorporated, validly existing and in good standing under the laws of Delaware.

(u) After the Effective Time and as part of a plan that includes the Merger and the Second Merger, other than what Parent may sell or transfer pursuant to Section 5.16, Parent will not transfer any of the former assets of the Company to a corporation or other entity.

(v) Immediately after the Second Merger Effective Time, Parent expects that it will continue to be treated as a USRPHC, taking into account the United States real property owned by Company.

(w) Prior to the Merger, Merger Sub will be a newly formed corporation duly incorporated, validly existing and in good standing under the laws of Colorado and Parent will be in control of Merger Sub within the meaning of Section 368(c) of the Code.

(x) Merger Sub will have no liabilities assumed by the Company and will not transfer to the Company any assets subject to liabilities in the Merger.

(y) Parent will be the single member and sole owner of Second Merger Sub which will be disregarded as an entity separate from Parent under Treasury Regulation Section 301.7701-2(c)(2) and its activities shall be treated in the same manner as a sole proprietorship, branch or division of Parent. Neither Parent nor Second Merger Sub shall file an election under Treasury Regulation Section 301.7701-3 to change the classification of Second Merger Sub to other than a disregarded entity.

Section 4.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 5

COVENANTS

Section 5.1 Interim Operations of the Company. The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) disclosed in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) agreed to in writing by Parent, after the date of this Agreement and prior to the Effective Time:

(a) the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice, and the Company shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and Employees and preserve and maintain existing relations with customers, suppliers, officers, Employees and creditors;

(b) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, (ii) incur, commit to or make any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than (x) capital expenditures and obligations or liabilities incurred or committed to in an amount not greater, in the aggregate, than 115% of the Company’s total capital budget for calendar year 2012 as set forth in Section 5.1(b) of the Company Disclosure Letter, plus (y) expenditures (or obligations or liabilities related thereto) in connection with acquisitions so long as such expenditures with respect to any individual acquisition do not exceed $7,500,000, or (iii) during any rolling three (3) month period, incur, commit to or make any capital expenditures contemplated by the Company’s capital budget described in clause (ii) above in an amount that exceeds, by more than fifteen percent (15%), the amounts contemplated by such budget to be incurred or committed to during such three (3) month period;

(c) the Company shall not, nor shall it permit any of its Subsidiaries to, amend its articles of incorporation or bylaws or similar organizational documents;

(d) the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock;

(e) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) adjust, split, combine or reclassify any capital stock or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class or any other securities of the Company or any of its Subsidiaries, other than issuances of Company Common Stock pursuant to the Company Options, Company Warrants or Restricted Stock Units outstanding on the date of this Agreement, or (ii) except as required pursuant to the terms of the Company Stock Plans in effect on the date of this Agreement, redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(e) other than pursuant to any “net cashless” exercise provisions of existing Company Options;

(f) other than (i) as required pursuant to the terms of the Company Plans in effect on the date of this Agreement, or applicable Law or (ii) as specifically described on Section 5.1(f) of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, (x) grant any increase in the compensation or benefits payable or to become payable by the

Company or any of its Subsidiaries to any former or current director, officer or Employee of the Company or any of its Subsidiaries, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice provided such increases shall in no event exceed 5% of such person’s annual compensation without the prior recommendation of the Company’s management after consultation with Parent and only after Parent’s written consent, which consent shall not be unreasonably withheld, (y) adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under, any Company Plan (other than entry into employment agreements with new hires in the ordinary course of business consistent with past practice; provided that such employment agreements shall be expressly terminable at will, without penalty to the Company or any of its Subsidiaries and not provide for severance or other payments or benefits upon termination of employment or of the employment agreement), or (z) grant or increase any severance or termination pay to any officer, director or Employee of the Company or any of its Subsidiaries except termination amounts paid to non-contract Employees related to termination of such Company Employee’s employment in the Company’s ordinary course of business and consistent with past practice;

(g) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any collective bargaining agreement or other similar agreement with any labor union or labor organization;

(h) the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect as of the date of this Agreement, except in accordance with changes in GAAP as concurred to by the Company’s independent auditors;

(i) the Company shall not, nor shall it permit any of its Subsidiaries to (i) acquire any Person or other business organization, division or business by merger, consolidation, purchase of an equity interest or assets, or by any other manner, or (ii) other than in the ordinary course of business consistent with past practice or pursuant to agreements in effect on the date of this Agreement and set forth in Section 3.12 of the Company Disclosure Letter, acquire any assets;

(j) other than the sale or consumption of inventory and Hydrocarbons in the ordinary course of business consistent with past practice or the sale of any assets pursuant to agreements in effect on the date of this Agreement and set forth in Section 3.12 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer, subject to any Lien other than Permitted Liens, or otherwise dispose of any Company Assets having a value in excess of $5,000,000 in the aggregate;

(k) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except for payment of current accounts payable in the ordinary course of business, pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of agreements in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case by which the Company or any of its Subsidiaries is bound and except for any payments, discharges or settlements that do not exceed $1,000,000 individually or $5,000,000 in the aggregate, or (ii) compromise, settle or grant any waiver or release relating to any Litigation involving only the payment of monetary damages and the amount paid or to be paid does not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(l) other than the ordinary advance or reimbursement of expenses in the ordinary course of business consistent with past practice, the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect on the date of this Agreement and set forth in Section 3.9(a) or 3.18 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company’s affiliates; provided, that for the avoidance of doubt, for purposes of this paragraph (l), the term “affiliates” shall not include any Employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof;

(m) except as set forth in Section 5.1(m) of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, grant any material extension of time to assess any Tax or settle any Tax claim, amend any Return in any material respect or settle or compromise any material Tax liability;

(n) the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would, or could reasonably be expected to, result in any of its representations and warranties set forth in this Agreement becoming untrue in a manner that would give rise to the failure of the closing condition set forth in Section 6.3(a);

(o) the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger) or any agreement relating to an Acquisition Proposal, except as provided for in Section 5.3;

(p) the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any long-term Indebtedness, other than any advances, loans or other obligations under the Company Credit Agreement, (ii) incur or assume any short-term Indebtedness other than in the ordinary course of business consistent with past practice or any short-term Indebtedness under the Company Credit Agreement, (iii) modify the terms of any Indebtedness to increase the Company’s obligations with respect thereto, (iv) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Subsidiary of the Company), except in the ordinary course of business consistent with past practice and in no event exceeding $1,000,000 in the aggregate, (v) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company), other than customary loans or advances to Employees in accordance with past practice (and in no event exceeding $250,000 in the aggregate), or (vi) enter into any material commitment or transaction, except in the ordinary course of business consistent with past practice and except as otherwise permitted by Sections 5.1(b), 5.1(i) and 5.1(j);

(q) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company’s or any of its Subsidiaries’ ability to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities (other than area of mutual interest agreements entered into in the ordinary course of business);

(r) except as contemplated by this Agreement, the Company shall not, nor shall it permit any of its Subsidiaries to, waive, release, relinquish or assign any of its rights or claims under any material contract to which it is a party in a manner that is materially adverse to the Company, or except in the ordinary course of business consistent with past practice, modify or amend in any material respect any material contract to which it is a party (including in each case, any Company Material Contract);

(s) the Company shall not, nor shall it permit any of its Subsidiaries to, fail to maintain in full force and effect its existing insurance policies or insurance with respect to its assets and businesses against such liabilities, casualties, risks and contingencies as is customary in the domestic oil and gas exploration industry; and

(t) the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

Notwithstanding anything in this Section 5.1 to the contrary, the Company shall not intentionally, nor shall it permit any of its Subsidiaries to intentionally, enter into any transaction or take any other action that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by this Agreement, or that would be reasonably likely to have a Material Adverse Effect on the Company.

Section 5.2 Interim Operations of Parent. Parent covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) disclosed in Section 5.2 of the Parent Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, (y) required by applicable Law, or (z) agreed to in writing by the Company, after the date of this Agreement and prior to the Effective Time:

(a) the business of Parent and its Subsidiaries shall be conducted only in the ordinary course consistent with past practice; and Parent shall use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and keep available the services of their current officers and Employees and preserve and maintain existing relations with customers, suppliers, officers, Employees and creditors;

(b) solely in the case of Parent, Parent shall not amend its certificate of incorporation or bylaws or similar organizational documents in any manner that adversely affects the terms of the Parent Common Stock, provided Parent shall be permitted to amend its certificate of incorporation to increase the number of its authorized shares of Parent Common Stock;

(c) Parent shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock;

(d) Parent shall not adjust, split, combine or reclassify any capital stock;

(e) Parent shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect as of the date of this Agreement, except in accordance with changes in GAAP as concurred to by Parent’s independent auditors;

(f) other than the ordinary advance or reimbursement of expenses in the ordinary course of business consistent with past practice, Parent shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect on the date of this Agreement and disclosed in the Parent SEC Documents or set forth in the Parent Disclosure Letter), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of Parent’s affiliates; provided, that for the avoidance of doubt, for purposes of this paragraph (f), the term “affiliates” shall not include any Employees of Parent or any of its Subsidiaries, other than the directors and executive officers thereof;

(g) Parent shall not adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent (other than the Merger and the Second Merger), nor shall it permit any of its Subsidiaries to adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring or recapitalization (other than the Merger and the Second Merger);

(h) Parent shall not, nor shall it permit any of its Subsidiaries to, fail to maintain in full force and effect its existing insurance policies or insurance with respect to its assets and businesses against such liabilities, casualties, risks and contingencies as is customary in the domestic oil and gas exploration industry;

(i) Parent shall not, nor shall it permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, grant any material extension of time to assess any Tax or settle any Tax claim, amend any Return in any material respect or settle or compromise any material Tax liability; and

(j) Parent shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

Notwithstanding anything in this Section 5.2 to the contrary, Parent shall not intentionally, nor shall it permit any of its Subsidiaries to intentionally, enter into any transaction or take any other action that would be reasonably likely to have a material adverse impact on, or materially delay, the consummation of the transactions contemplated by this Agreement, or that would be reasonably likely to have a Material Adverse Effect on Parent.

Section 5.3 Acquisition Proposals.

(a) The Company agrees that neither it nor any of its Subsidiaries nor any of its and their respective officers, directors, Employees and engaged financial advisors shall, and the Company shall use reasonable best efforts to cause the Company’s and its Subsidiaries’

respective investment bankers, attorneys, accountants, financial advisors, agents and other representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of any proposal or any offer that constitutes or could reasonably be expected to lead to the making of an Acquisition Proposal (as defined below), (ii) participate or engage in discussions or negotiations with, or provide to any person any non-public information or data relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries, or otherwise cooperate in any way with, any Person concerning an Acquisition Proposal or any contemplated Acquisition Proposal, (iii) approve, endorse, recommend or accept, or propose publicly to approve, endorse, recommend or accept, any Acquisition Proposal or (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 5.3) or (B) requiring, intended to cause, or which could have the effect of causing the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement (each an “Acquisition Agreement”). Other than with respect to Parent, Merger Sub and Second Merger Sub, the Company shall not waive, modify, terminate or fail to enforce any “standstill” obligation of any Person. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any authorized representatives of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of the first sentence of this Section 5.3(a) at any time prior to obtaining the Company Required Vote if, prior to such vote, (w) the Company receives a bona fide written Acquisition Proposal from a third party, including any party with whom the Company has an existing “standstill obligation” (and such Acquisition Proposal was not initiated, solicited, encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives and did not otherwise result from a violation by such Persons of this Agreement or any standstill agreement), and (x) the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to lead to, a Superior Proposal from the third party that made the Acquisition Proposal and that taking such action is necessary in order to comply with its fiduciary duties under applicable Law, provided that the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement provided that such confidentiality agreement need not contain a provision that prohibits such Person from making any Acquisition Proposal or Superior Proposal, and (y) the Company has previously disclosed or concurrently discloses or makes available the same information, if any, to Parent as it makes available to such third party and provides to Parent a copy of the Acceptable Confidentiality Agreement that the Company entered into with such third party. Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act to the extent required by applicable Law, provided that this sentence shall not allow a Company Adverse Recommendation Change other than in accordance with paragraph (b) below.

(b) Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) fail to make, withdraw, qualify, amend or modify, or publicly propose to withdraw, qualify, amend or modify the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or any letter of intent, agreement in principle, acquisition agreement, merger agreement or similar arrangement or agreement constituting an Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) nor (ii) shall the Company or any of its Subsidiaries execute or enter into an Acquisition Agreement (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)). Notwithstanding the foregoing, at any time prior to obtaining the Company Required Vote, and subject to the Company’s compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change if in response to an unsolicited Acquisition Proposal, (1) the Company Board concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with the Company’s outside counsel and financial advisors, that a Company Adverse Recommendation Change is necessary in order to comply with its fiduciary duties under applicable Law, and (2) the Company Board has approved or concurrently approves a definitive agreement in respect of such Superior Proposal and terminates this Agreement pursuant to Section 7.1(d) and otherwise complies with Section 7.1(d), Section 8.1 and the other provisions of this Agreement; provided, however, that the Company shall not be entitled to exercise its right to make a Company Adverse Recommendation Change in response to a Superior Proposal or execute or enter into an Acquisition Agreement for a Superior Proposal (x) until four Business Days after the Company provides written notice to Parent (a “Company Notice”) advising Parent that the Company Board or a committee thereof has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal and, at the request of Parent, the Company shall negotiate in good faith with Parent during such four Business Day period, with respect to any alternative transaction (including any modifications to the terms of this Agreement) that would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties (it being understood that any change in the financial or other material terms of a Superior Proposal shall require a new Company Notice and a new four Business Day period under this Section 5.3(b)).

(c) As promptly as practicable, and in any event within 24 hours after receipt thereof, the Company shall advise Parent in writing of any Acquisition Proposal received from any Person, or any request for information, inquiry, discussions or negotiations with respect to any Acquisition Proposal or contemplated Acquisition Proposal, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly (and in any event within 24 hours) provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall simultaneously provide to Parent any non-public information concerning itself or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to Parent. The Company shall keep Parent fully and promptly informed (and in any event within 24 hours after any change therein) of the status of any Acquisition Proposals (including the identity of the parties and price involved and any changes to any financial or other material terms and conditions thereof). Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent in writing if it determines to engage in any actions described in clause (ii) of Section 5.3(a) and shall keep Parent reasonably informed in writing on a prompt basis (and in any event within 24 hours) of the status and details of any such actions. The Company agrees not to release any third party from, or waive any provisions of, any confidentiality agreement to which it is a party or enter into any confidentiality agreement with any Person that would restrict the Company’s ability to provide information to Parent as required in this Article V.

(d) For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that constitute 15% or more of the net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of, or tender offer or exchange offer for, any equity securities or capital stock of the Company or any of its Subsidiaries that if consummated would result in any Person or Persons beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, share exchange, transfer of assets, recapitalization, or other business combination or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or Persons beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean any bona fide written Acquisition Proposal that was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective officers, directors, Employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation, asset purchase or other business combination, (A) 50% or more of the assets of the Company and its Subsidiaries, taken as a whole, or (B) 50% or more of the equity securities of the Company, in each case on terms which the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be reasonably likely to be completed on the terms proposed and is more favorable to the stockholders of the Company (in their capacity as stockholders) from a financial point of view as compared to the transactions contemplated hereby and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent pursuant to this Section 5.3; provided, however, that no proposal shall be deemed to be a Superior Proposal if such proposal is subject to a financing condition or any financing required to consummate the proposal is not fully committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction).

(e) Immediately after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and their respective officers, directors, Employees, investment bankers, attorneys, accountants, financial advisors, agents and other representatives to, cease and terminate any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal. The Company agrees that it shall (i) take the necessary steps to promptly inform its officers, directors, Employees, investments bankers, attorneys, accountants, financial advisors, agents or other representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any material portion thereof or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by the Company or on its behalf to the extent such request is permitted or contemplated by such confidentiality agreement.

Section 5.4 Access to Information and Properties.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, Employees, accountants, counsel and other representatives of the other party, reasonable access, during normal business hours during the period prior to the Effective Time, to all of its properties, contracts, commitments, records, data and books and personnel and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) From the date of this Agreement until the Effective Time, each party and its authorized representatives, including engineers, advisors and consultants, lenders and financing sources, upon reasonable notice and in a manner that does not unreasonably interfere with the business of the applicable party or any of its Subsidiaries, may enter into and upon all or any portion of the real property owned or leased by the other party in order to investigate and assess, as such party reasonably deems necessary or appropriate, the environmental condition of such real property and the other assets or the businesses of such other party or any of its Subsidiaries (an “Investigation”). Each party hereto shall, and shall cause each of its Subsidiaries to, cooperate with the other parties in conducting any such Investigation, facilitating further testing or evaluation as may be reasonably prudent with respect to matters identified in the investigation, allow any other party reasonable access to such party’s and its Subsidiaries’ respective businesses, real property and other assets, together with full permission to conduct any such

Investigation, and provide to any other party all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of such party, its Subsidiaries, or any of their predecessors that are in the possession of such party or any of its Subsidiaries, and all information relating to environmental matters regarding such party’s and its Subsidiaries’ respective businesses, real property and other assets that are in the possession of such party or any of its Subsidiaries. Under the terms of applicable operating agreements, access to Company Oil and Gas Properties and Parent Oil and Gas Properties which are operated by third parties may require such third-party operator’s prior approval and, where applicable, execution of such third-party operator’s customary boarding agreement. The Company (with respect to the Company Oil and Gas Properties) or Parent (with respect to the Parent Oil and Gas Properties) shall, upon request of the other party (the “Requesting Party”), request the third party operator’s approval for the Requesting Party to access and inspect the affected oil and gas properties. The Requesting Party shall repair any damage to the oil and gas properties resulting from such inspections and shall indemnify, defend and hold harmless the other party, its co-owners, Subsidiaries and its and their respective officers, directors, employees and agents from and against any and all claims, demands, losses, damages or causes of action arising from or relating to the Requesting Party’s inspection of the other party’s oil and gas properties, including, without limitation, claims of property damage, personal injury or death of any person arising from or relating to the Requesting Party’s inspection, regardless of the negligence, strict liability or other fault (but not gross negligence or willful misconduct) of the indemnified party.

(c) Parent and the Company will hold any information contemplated under this Sections 5.4 and any notices, agreements or information furnished pursuant to Section 5.3 in accordance with the provisions of the confidentiality agreement between the Company and Parent, dated as of January 6, 2012 (the “Confidentiality Agreement”).

(d) No investigation by Parent or the Company or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

Section 5.5 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to assist Parent in obtaining any financing it may arrange in connection with the Merger. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and will provide the other parties with copies of all filings made by such party with any Governmental Entity or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

(b) Each of Parent and the Company shall use their respective reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any applicable Law. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file any required Notification and Report Forms under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and shall respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation.

(c) Each party shall (i) take all actions necessary to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement; provided, however, that Parent shall not be required to take any action to exempt any stockholder of the Company from any such Law.

(d) In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Company shall take or cause to be taken all such necessary action.

(e) Each of the parties hereto shall use reasonable best efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Merger.

(f) Notwithstanding the foregoing provisions of this Section 5.5, Parent shall not be required to agree to or accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any of the respective businesses of Parent, the Company or any of their respective Subsidiaries, the Company Assets, the Parent Assets, the Company Real Property or the Parent Real Property.

Section 5.6 Proxy Statement; Form S-4; Stockholders’ Meeting.

(a) As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and each shall cause to be filed with the SEC, in connection with the Merger, a joint proxy statement in preliminary form (together with any amendments or supplements thereto, the “Proxy Statement”) and Parent shall as promptly as practicable after the execution of this Agreement prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. Each of the Company and Parent shall use their respective reasonable best efforts to furnish the information required respectively concerning them and to respond to any comments made by the SEC or the staff of the SEC on the Proxy Statement, the S-4 and any such statement or schedule.

Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and each of the Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders. Parent shall also use reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) If at any time prior to the Effective Time, any event or circumstance relating to the Company or Parent or any of their respective affiliates, or its or their respective officers or directors, should occur or be discovered by the Company or Parent that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, the Company or Parent shall promptly inform the other parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Merger and (ii) all orders of the SEC relating to the S-4.

(c) The Company, acting through the Company Board, shall, in accordance with its articles of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date on which the S-4 becomes effective for the purposes of voting upon the approval and adoption of this Agreement, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (such meeting, including any postponement or adjournment thereof, the “Company Special Meeting”), and shall use its reasonable best efforts to hold the Company Special Meeting as soon as practical but no later than 45 days after such date. Except as otherwise provided in Section 5.3(b), the Company, acting through the Company Board, shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation, and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) such recommendation, or take any action or make any statements in connection with the Company Special Meeting inconsistent with such recommendation, and (ii) use its reasonable best efforts to solicit and obtain such adoption.

(d) Parent, acting through the Parent Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the Parent Proposal a meeting of its stockholders (such meeting, including any postponements or adjournments thereof, the “Parent Stockholders’ Meeting”), and shall use its reasonable best efforts to hold the Parent Stockholders’ Meeting as soon as practical but no later than 45 days after such date. Parent, acting through the Parent Board, shall (i) recommend approval of the Parent Proposal and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such approval.

Section 5.7 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.3(a) or 6.3(b). Parent shall give prompt notice to the Company of any fact, event or circumstance as to which Parent obtains Knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 6.2(a) or 6.2(b).

(b) Immediately prior to Closing, the Company shall provide Parent with a complete list of the number of employee terminations (other than (i) voluntary resignations without Good Reason and (ii) terminations for cause) for the 90-day period prior to Closing, by facility or geographic site of employment, provided that such list need not reflect the termination of any Employee whose aggregate annual salary is less than $50,000.

Section 5.8 Directors’ and Officers’ Insurance and Indemnification.

(a) After the Effective Time, the organizational documents of the Surviving Company shall contain provisions with respect to exculpation, indemnification and advancement of expenses no less favorable than the provisions set forth in the articles of incorporation and bylaws of the Company as of the date of this Agreement to individuals who at any time from and after the date of this Agreement and to and including the Effective Time were directors, officers and Employees of the Company or any of its Subsidiaries (the “Indemnified Parties”), which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by this Agreement), unless such modification is required by Law.

(b) The rights to indemnification hereunder and any indemnification agreement of the Company or its Subsidiaries with respect to matters occurring through the Effective Time shall survive the Merger and the Second Merger and shall continue in full force and effect.

(c) At the Effective Time, Parent shall, or shall cause the Surviving Company to maintain directors’ and officers’ liability insurance under a policy and with a company reasonably acceptable to the Company covering, for a period of six years after the Effective Time, the directors and officers of the Company and its Subsidiaries who are or at any time prior to the Effective Time were covered by the Company’s existing directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the Effective Time (whether claims, actions or other proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time), with coverage substantially similar to such directors’ and officers’ liability insurance in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Company be required to expend pursuant to this Section 5.8(c) more than an amount per year equal to 200% of current annual premiums paid by the

Company for such insurance and, in the event the cost of such coverage shall exceed that amount, Parent or the Surviving Company shall purchase as much coverage as possible for such amount. The provisions of this Section 5.8(c) shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by Parent or the Surviving Company for purposes of this Section 5.8(c) from carriers with the same or better rating as the carrier of such insurances as of the date of this Agreement.

(d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the articles of incorporation or bylaws of the Company, or any of their respective Subsidiaries, under the CBCA or otherwise. The provisions of this Section 5.8 shall survive the consummation of the Merger, are expressly intended to benefit each of the Indemnified Parties, and may not be amended or terminated after the Effective Time in a manner contrary to the interest of an Indemnified Party without the consent of such Indemnified Party.

(e) Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 5.8 and the parties acknowledge and agree that Parent guarantees the payment and performance of the Surviving Company’s obligations pursuant to this Section 5.8.

(f) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Company contained in this Section 5.8 shall be binding upon the successors and assigns of Parent. In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, shall assume and honor the obligations set forth in this Section 5.8.

Section 5.9 Publicity. Neither the Company or Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with Nasdaq or the NYSE. In addition, each of the Company and Parent agrees to consult with the other party before issuing any press release or other announcement with respect to its business, except as may be required by Law or by any listing agreement with Nasdaq or the NYSE if all reasonable best efforts have been made to consult with the other party.

Section 5.10 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, as of the Effective Time.

Section 5.11 Employees and Employee Benefits.

(a) The Company shall, or shall cause a Subsidiary, to terminate the employment of the Company Employees identified on Section 5.11(a)(i) of the Parent Disclosure Letter (the “Non-Continuing Company Employees”) on or before the Closing on such terms and conditions as Parent shall approve in writing, including the payment of severance pay in exchange for a release of claims that shall include Parent and its Subsidiaries. Nothing in this Agreement shall be construed as requiring Parent or any of its affiliates to employ any Company Employee for any length of time or upon any terms and conditions following the Effective Time. Nothing in this Agreement, express or implied, shall be construed to prevent Parent or its Subsidiaries from (i) terminating, or modifying the terms of employment of, any Company Employee following the Effective Time or (ii) terminating or modifying to any extent any Company Plan, Parent Plan or any other employee benefit plan, program, agreement or arrangement that Parent or its affiliates may establish or maintain. Notwithstanding the foregoing, if the employment of a Company Employee with Parent, or a Subsidiary of Parent who is or becomes the employer of the Company Employees after the Effective Time, is terminated during the one (1)-year period beginning immediately after the Effective Time, then Parent shall, or cause a Subsidiary of Parent who is or becomes the employer of the Company Employees after the Effective Time to, offer to such terminated Company Employee severance benefits as set forth in a written severance plan to be adopted by Parent, or a Subsidiary of Parent who is or becomes the employer of the Company Employees after the Effective Time, as soon as practicable after the Effective Time, which severance benefits shall be of a form, in an amount, and on the general terms and conditions provided in Section 5.11(a)(ii) of the Parent Disclosure Letter (such plan as adopted the “Halcón Severance Plan”), provided that the Halcón Severance Plan may provide for an offset to or reduction in the severance benefits, including to zero, by the amount of any benefits an eligible Company Employee is entitled to receive upon or in connection with the termination of employment under any written agreement with the Company or a Subsidiary or any Company Plan, and provided, further, that the Halcón Severance Plan may exclude any Company Employees (i) who are Non-Continuing Company Employees; (ii) who are not employed by the Company or a Subsidiary as of the Effective Time; (iii) who become eligible for benefits upon or in connection with the termination of employment under any written agreement with Parent or a Subsidiary of Parent or any other Parent Plan where such benefits, in the aggregate, are in excess of the benefits such Company Employee otherwise would be entitled to under the Halcón Severance Plan; or (iv) who receive a “Change in Control Payment” under the GeoResources, Inc. Change in Control Plan. As soon as practicable after the Effective Time, Parent shall adopt, or cause a Subsidiary of Parent who is or becomes the employer of the Company Employees after the Effective Time to adopt, bonus or other incentive programs or individual agreements designed to retain certain Company Employees after the Effective Time during a transition period on such terms and conditions as Parent shall determine in its sole discretion.

(b) To the extent allowed by Law and the terms of the Parent Plans, Parent shall, or shall cause its Subsidiaries to take action (including, if necessary, amending the Parent Plans) so that a Company Employee’s years of service with the Company or its Subsidiaries shall be counted for purposes of determining years of service, eligibility, vesting and benefit levels (but not benefit accruals under a defined benefit pension plan) with Parent or its Subsidiaries with regard to employee benefits offered by Parent or its Subsidiaries, a Company Employee’s years of service with the Company or its Subsidiaries shall be counted. To the extent allowed by Law and the terms of the Parent Plans, following the Effective Time, for purposes of each Parent Plans in which any Company Employee or his or her eligible dependents is eligible to participate after the Effective Time, Parent shall, or shall cause its Subsidiaries to take action (including, if necessary, amending the Parent Plans) to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Company Plan as of the Effective Time (or, if later, any applicable plan transition date), and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

Section 5.12 Certain Tax Matters.

(a) Parent and the Company shall each use their reasonable best efforts to cause the Merger in combination with the Second Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and before or after the Effective Time, none of Parent, Second Merger Sub or the Company shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could cause the Merger in combination with the Second Merger to fail to qualify as a reorganization under Section 368(a) of the Code.

(b) Parent and the Company shall comply with the record keeping and information reporting requirements set forth in Treasury Regulation Section 1.368-3. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(c) Parent and the Company shall each use its reasonable best efforts to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d).

(d) Officers of Parent and the Company shall execute and deliver to Jones & Keller, P.C., Tax counsel for the Company, and Thompson & Knight, LLP, Tax counsel for Parent, certificates substantially in the form agreed to by the parties and such law firms at such time or times as may reasonably be requested by such law firms, including prior to the time the S-4 is declared effective by the SEC and the Effective Time, in connection with such Tax counsel’s respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d). Each of Parent and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.12(d).

(e) The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Parent and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Merger.

(f) Following the Merger and the Second Merger, Parent will not take any action and will not fail to take any action that would prevent the Merger and the Second Merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulation Section 1.368-1(d).

Section 5.13 Rule 16b-3. Prior to the Effective Time, the Company may take steps reasonably necessary to cause dispositions of shares of Company Common Stock (including derivative securities with respect to Company Common Stock) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated thereunder in accordance with procedures in such rule or under that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.14 Parent Board. Prior to the Effective Time, Parent shall increase the number of directors of Parent by one and, subject to the fiduciary duties of the board of directors of Parent, elect, as of the Effective Time, an individual mutually agreeable to both Parent and the Company as a Class A director of Parent.

Section 5.15 Company Warrant. The Company shall use its reasonable best efforts to enter into agreements with the holders of Company Warrants satisfactory to Parent that provide for the exercise or cancellation of such Company Warrant prior to, or contingent upon, the Closing. With respect to any Company Warrants so exercised, each share of Company Common Stock issued upon such exercise shall be deemed issued and outstanding immediately prior to the Effective Time and entitled to receive the Merger Consideration in accordance with Section 1.6 above.

Section 5.16 Disposition of Certain Properties. The parties acknowledge that after the Effective Time, Parent may (in its sole discretion) dispose of certain Company Oil and Gas Properties described in Section 5.16 of the Parent Disclosure Letter (the “Divestiture Properties”). In furtherance thereof, at any time prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts to assist Parent in preparing marketing materials, organizing a data room and taking such other actions as Parent may reasonably request in connection with the potential sale of the Divestiture Properties after the Effective Time.

ARTICLE 6

CONDITIONS

Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

(a) (i) This Agreement shall have been approved and adopted by the Company Required Vote and (ii) the Parent Proposal shall have been approved and adopted by the Required Parent Vote;

(b) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated;

(c) No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(d) Other than filing the Statement of Merger and the Second Merger State Filings in accordance with the State Statutes, all authorizations, consents and approvals of all Governmental Entities required to be obtained prior to consummation of the Merger shall have been obtained, except for such authorizations, consents, and approvals the failure of which to be obtained individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on any party to this Agreement;

(e) The S-4 shall have been declared effective, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(f) The shares of Parent Common Stock issuable to the stockholders of the Company in the Merger and to the holders of the Company Options, Company Warrants and Restricted Stock Units shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 6.2 Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent set forth in Section 4.6(a)(ii) shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time; (ii) the representations and warranties of Parent set forth in Sections 4.2(a) and (b) shall be true and correct in all respects (except for any de minimis inaccuracies therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of Parent set forth in Section 4.3 and all statements set forth in Section 4.26 (relating to Taxes) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the representations and warranties of Parent set forth in this Agreement (other than the representations and warranties set forth in Sections 4.2(a) and (b), 4.3, and 4.6(a)(ii) and the statements set forth in Section 4.26) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

(b) Parent shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer or Chief Financial Officer of Parent to such effect;

(c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement;

(d) The Company shall have received the opinion of Jones & Keller, P.C., counsel to the Company, in form and substance reasonably satisfactory to the Company, on the date on which the S-4 is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the date on which the S-4 is filed and the Effective Time, as applicable, to the effect that (i) the Merger in combination with the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(d), Jones & Keller, P.C. shall have received and may rely upon the certificates and representations referred to in Section 5.12(d);

(e) Parent must have delivered to its counsel, the Company and the Company’s counsel a certificate signed on behalf of Parent by a duly authorized officer of Parent certifying the representations set forth in Section 4.26 and as otherwise reasonably requested by the Company’s or Parent’s tax counsel;

(f) The number of Dissenting Shares shall not exceed 9% of the outstanding shares of Company Common Stock and in the reasonable business judgment of the Company have the effect of disqualifying the Merger and Second Merger as constituting a reorganization under Section 368(a) of the Code; and

(g) During the period from the date of execution of this Agreement until the Effective Time, there shall not have occurred a Material Adverse Effect on Parent.

Section 6.3 Conditions to Obligations of Parent to Effect the Merger. The obligations of Parent to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 3.6(a)(ii) shall be true and correct in all respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time; (ii) the representations and warranties of the Company set forth in Sections 3.2(a) and (b) shall be true and correct in all respects (except for any de minimis inaccuracies therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Section 3.3 and all statements set forth in Section 3.26 (relating to Taxes) shall be true and correct in all material respects both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the representations and warranties of the Company set forth in this Agreement (other than the representations and warranties set forth in Sections 3.2(a) and (b), 3.3, and 3.6(a)(ii) and the statements set forth in Section 3.26) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both at and as of the date of this Agreement and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

(b) The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect;

(c) There shall not be pending any suit, action or proceeding by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company or Parent or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement or (ii) restrain, preclude, enjoin or prohibit the Merger or any of the other transactions contemplated by this Agreement;

(d) Parent shall have received the opinion of Thompson & Knight, LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, on the date on which the S-4 is filed and on the Closing Date, in each case dated as of such respective date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent and the Company, all of which are consistent with the state of facts existing as of the date on which the S-4 is filed or the Effective Time, as applicable, to the effect that (i) the Merger in combination with the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.3(d), Thompson & Knight, LLP, shall have received and may rely upon the affiliate letters, certificates and representations referred to in Section 5.12(d);

(e) The number of Dissenting Shares shall not exceed 9% of the outstanding shares of Company Common Stock;

(f) All material consents and approvals of any Person that the Company or Parent or any of their respective Subsidiaries is required to obtain in connection with the consummation of the Merger, including consents and approvals from parties to loans, contracts, leases or other agreements, shall have been obtained, and a copy of each such consent and approval shall have been provided to Parent at or prior to the Closing, except for such consents and approvals the failure of which to be obtained individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company or Parent, as applicable;

(g) The Company must have delivered to its counsel, Parent and Parent’s counsel a certificate signed on behalf of the Company by a duly authorized officer of the Company certifying the representations set forth in Section 3.26 and as otherwise reasonably requested by the Company’s or Parent’s tax counsel; and

(h) During the period from the date of execution of this Agreement until the Effective Time, there shall not have occurred a Material Adverse Effect on the Company.

ARTICLE 7

TERMINATION

Section 7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) By the mutual written agreement of Parent and the Company.

(b) By either the Company or Parent upon written notice to the other, if:

(i) the Merger shall not have been consummated on or before December 31, 2012 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(ii) any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable (provided that the terminating party is not then in breach of Section 5.5);

(iii) the stockholders of the Company fail to adopt and approve this Agreement by the Company Required Vote at the Company Special Meeting; provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(iii) if it has breached any of its obligations under Section 5.3 or Section 5.6;

(iv) there shall have been a material breach of or any inaccuracy in any of the representations or warranties set forth in this Agreement on the part of any of the other parties, which breach, by its nature, cannot be cured prior to the Termination Date, or which breach is not cured prior to the earlier of (A) thirty days following receipt by the breaching party of written notice of such breach from the terminating party, or (B) the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(iv) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated by this Agreement under Section 6.3(a) (in the case of a breach of representation or warranty by the Company) or Section 6.2(a) (in the case of a breach of representation or warranty by Parent);

(v) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of any of the other parties, which breach, by its nature, cannot be cured prior to the Termination Date, or which breach shall not have been cured prior to the earlier of (A) thirty (30) days following receipt by the breaching party of written notice of such breach from the terminating party, or (B) the Termination Date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein); or

(vi) the Parent Proposal shall not have been approved and adopted by the Required Parent Vote at the Parent Stockholders’ Meeting; provided that Parent shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b)(vi) if it has breached any of its obligations under Section 5.6.

(c) By Parent, upon written notice to the Company, if prior to obtaining the Company Required Vote (i) the Company, or the Company Board, as the case may be, shall have (A) entered into or recommended, or publicly announced its intention to enter into or recommend, any Acquisition Agreement (whether or not in connection with a Superior Proposal) or (B) approved or recommended, any Acquisition Proposal (whether or not a Superior Proposal), (ii) a Company Adverse Recommendation Change shall have occurred or the Company Board shall have resolved to make any Company Adverse Recommendation Change, (iii) the Company shall have breached in any material respect any of its obligations under Section 5.3 or Section 5.6, (iv) a competing tender or exchange offer constituting an Acquisition Proposal shall have commenced and the Company shall not have sent holders of the shares of Company Common Stock pursuant to Rule 14e-2 promulgated under the Exchange Act (within ten business days after such tender or exchange offer is first published, sent or given (within the meaning of Rule 14e-2)), a statement disclosing that the Company Board recommends rejection of such Acquisition Proposal, or (v) the Company or the Company Board shall have resolved to do any of the foregoing.

(d) By the Company, upon written notice to Parent, if prior to obtaining the Required Company Vote the Company, or the Company Board, shall have effected a Company Adverse Recommendation Change pursuant to Section 5.3(b) and authorized the Company to enter into a binding definitive agreement in respect of a Superior Proposal, at all times in compliance with the provisions of Section 5.3; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d) unless such Superior Proposal did not result from the Company’s breach of Section 5.3 or Section 5.6 hereto. No termination pursuant to this Section 7.1(d) shall be effective unless the Company shall simultaneously pay the Termination Fee as required by Section 8.1.

(e) By the Company, upon written notice to Parent, if Parent shall have breached in any material respect any of its obligations under Section 5.6.

(f) By Parent, if the event described in Section 6.3(h) of this Agreement (relating to a Material Adverse Effect on the Company) occurs.

(g) By the Company, if the event described in Section 6.2(g) of this Agreement (relating to a Material Adverse Effect on Parent) occurs.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except as provided in this Section 7.2, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreement; provided that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

ARTICLE 8

MISCELLANEOUS

Section 8.1 Fees and Expenses.

(a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Section 8.1(c) or 8.1(f).

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(c) or by the Company pursuant to Section 7.1(d), then the Company shall pay to Parent in immediately available funds a termination fee in an amount equal to U.S. $27,796,549 (the “Termination Fee”).

(c) Notwithstanding Section 8.1(a), in the event of a termination of this Agreement by Parent pursuant to Section 7.1(b)(iv) or 7.1(b)(v) or by either the Company or Parent pursuant to Section 7.1(b)(iii), the Company shall reimburse Parent and Merger Sub for up to $10.0 million in the aggregate of their Expenses (as hereafter defined) by wire transfer of immediately available funds not later than two Business Days after delivery by Parent to the Company of an itemization prepared in good faith setting forth in reasonable detail all such Expenses, which itemization must be delivered within ten (10) Business Days following termination; and in the event of a termination of this Agreement by the Company pursuant to Section 7.1(b)(iv), 7.1(b)(v), 7.1(b)(vi) or 7.1(e), Parent shall reimburse the Company for up to $10.0 million in the aggregate of its Expenses by wire transfer of immediately available funds not later than two Business Days after delivery by the Company to Parent of an itemization prepared in good faith setting forth in reasonable detail all such Expenses, which itemization must be delivered within ten Business Days following termination. As used herein, “Expenses” shall mean all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers but excluding internal costs and allocated overhead of the parties) incurred in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and all other matters related to the Merger.

(d) In the event that (i) an Acquisition Proposal with respect to the Company has been proposed by any Person (other than Parent or any of its affiliates) or any Person has publicly announced its intention (whether or not conditional) to make an Acquisition Proposal, or such Acquisition Proposal or such intention has otherwise become publicly known to the Company’s stockholders generally, (ii) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) or 7.1(b)(iii) or by Parent pursuant to Section 7.1(b)(iv) or 7.1(b)(v), and (iii) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal, or an Acquisition Proposal with respect to the Company or any of its Subsidiaries is consummated, then the Company shall pay to Parent the Termination Fee (less the amount, if any, that the Company shall have previously paid to Parent in accordance with Section 8.1(c)) in immediately available funds.

(e) For purposes of clause (iii) of Section 8.1(d) only, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.3(e) except that all references to “15%” therein shall be deemed to be references to “50% or more”.

(f) Any payment of the Termination Fee pursuant to Section 8.1(b) shall be made within two Business Days after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent. Any payment of the Termination Fee pursuant to Section 8.1(d) shall be made prior to the first to occur of the events described in clause (iii) of Section 8.1(d). The parties acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would enter into this Agreement; accordingly, (x) if the Company fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 8.1, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate of JPMorgan Chase, N.A. in effect on the date such payment was required to be made; and (y) if Parent fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in this Section 8.1, Parent shall pay to the Company its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate of JPMorgan Chase, N.A. in effect on the date such payment was required to be made.

(g) The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(h) This Section 8.1 shall survive any termination of this Agreement.

Section 8.2 Amendment; Waiver.

(a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, or (ii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

Section 8.3 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the parties hereto (including the Surviving Company after the Merger and the Second Merger) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Company, to:

GeoResources, Inc.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

Facsimile: 281-537-8324

Attention: Frank A. Lodzinski

with a copy (which shall not constitute notice) to:

Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Facsimile: 303-573-8133

Attn: Reid A. Godbolt

and

(b) if to Parent, to:

Halcón Resources Corporation

1000 Louisiana Street, Suite 6700

Houston, Texas 77002

Facsimile: 832-538-0220

Attention: Floyd C. Wilson

with a copy (which shall not constitute notice) to:

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

Facsimile: 713-654-1871

Attention: William T. Heller IV

Section 8.5 Interpretation.

(a) When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The word “affiliates” when used in this Agreement shall have the meaning given to it in Rule 12b-2 under the Exchange Act. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning given to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 24, 2012.

(b) The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or the Parent Disclosure Letter, that such information is required to be listed in the Company Disclosure Letter or the Parent Disclosure Letter or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Company Disclosure Letter and the Parent Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter are arranged in sections corresponding to those contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or the Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto (but only to the extent an exception to a particular representation or warranty in one section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, is disclosed in such a way as to make its relevance to such other representation or warranty reasonably apparent).

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement, the Parent Disclosure Letter or in the Company Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgement of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

Section 8.6 Headings; Schedules. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

Section 8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement. Delivery of an executed counterpart signature page of this Agreement by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties.

Section 8.8 Entire Agreement. This Agreement, including the Company Disclosure Letter, Parent Disclosure Letter, exhibits and amendments hereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

Section 8.9 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 8.10 Governing Law; Jurisdiction. This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof, except to the extent that the provisions of the CBCA or CCAA necessarily apply with respect to the consummation of the Merger or the Second Merger under Colorado law and similar matters. Each of the parties hereto hereby agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 8.4 shall be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 8.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that Parent may assign this Agreement to any of its Subsidiaries or any Subsidiary or affiliate thereof.

Section 8.12 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

Section 8.13 Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed by the parties hereto in accordance with the terms of this Agreement and that Parent and the Company, as applicable, shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity.

Section 8.14 Definitions. The following terms have the following definitions:

“Acceptable Confidentiality Agreement” means, with respect to the Company or Parent, an agreement that imposes obligations and restrictions on the counterparty thereto which are substantially similar to the terms that are binding on the other party to this Agreement, as applicable, under the Confidentiality Agreement.

“Acquisition Agreement” has the meaning given such term in Section 5.3(a) of this Agreement.

“Acquisition Proposal” has the meaning given such term in Section 5.3(d) of this Agreement.

“Advisers Act” has the meaning given such term in Section 3.22 of this Agreement.

“Affiliated Group” means one or more chains of corporations connected through stock ownership with a common parent corporation, but only if:

(i) the common parent owns directly stock that possesses at least 80% of the total voting power, and has a value at least equal to 80% of the total value, of the stock in at least one of the other corporations, and

(ii) stock possessing at least 80% of the total voting power, and having a value at least equal to 80% of the total value, of the stock in each corporation (except the common parent) is owned directly by one or more of the other corporations.

“Aggregate Merger Consideration” means the aggregate Merger Consideration for all shares of Company Common Stock.

“Agreement” has the meaning given such term in the Preamble of this Agreement.

“Antitrust Division” has the meaning given such term in Section 5.5(b) of this Agreement.

“Assumed Warrant” has the meaning given such term in Section 1.7(b) of this Agreement.

“Barclays” has the meaning given such term in Section 4.24(b) of this Agreement.

“Benefit Plan” means any employee benefit plan, program, policy, practice, agreement, contract or other arrangement, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any employment or severance agreement, and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, change of control or fringe benefit plan, program, policy, practice, agreement, contract or other arrangement.

“Book Entry Shares” has the meaning given such term in Section 1.6(b) of this Agreement.

“Business Day” means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Texas.

“Cash Portion” has the meaning given such term in Section 1.7(b) of this Agreement.

“CBCA” has the meaning given such term in the Recitals of this Agreement.

“CCAA” has the meaning given such term in the Recitals of this Agreement.

“Certificate” has the meaning given such term in Section 1.6(b) of this Agreement.

“Closing” has the meaning given such term in Section 1.3 of this Agreement.

“Closing Date” has the meaning given such term in Section 1.3 of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning given to it in the Preamble of this Agreement.

“Company Adverse Recommendation Change” has the meaning given such term in Section 5.3(b) of this Agreement.

“Company Assets” means all of the properties and assets (real, personal or mixed, tangible or intangible) of the Company and its Subsidiaries.

“Company Balance Sheet” has the meaning given such term in Section 3.13(a) of this Agreement.

“Company Board” has the meaning given such term in Section 3.3(a) of this Agreement.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” has the meaning given such term in Section 3.2(a) of this Agreement.

“Company Consolidated Group” means any affiliated group within the meaning of Section 1504(a) of the Code, in which the Company (or any Subsidiary of the Company) is or has ever been a member or any group of corporations with which Company files, has filed or is or was required to file an affiliated, consolidated, combined, unitary or aggregate Return.

“Company Consultant” has the meaning given such term in Section 3.17(g) of this Agreement.

“Company Credit Agreement” means that certain Third Amended and Restated Credit Agreement between the Company and Wells Fargo Bank, National Association as Administrative Agent dated November 9, 2011.

“Company Disclosure Letter” has the meaning given such term in Article 3 of this Agreement.

“Company Employee” has the meaning given such term in Section 3.17(g) of this Agreement.

“Company Financial Statements” has the meaning given such term in Section 3.5(b) of this Agreement.

“Company Leased Real Property” means all interests in real property pursuant to the Company Leases other than the Company Oil and Gas Properties and other oil, gas and mineral rights of the Company and its Subsidiaries.

“Company Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein other than such leases, subleases, licenses and use or occupancy agreements relating to the Company Oil and Gas Properties and other oil, gas and mineral rights of the Company and its Subsidiaries.

“Company Material Contract” has the meaning given such term in Section 3.12(a) of this Agreement.

“Company Notice” has the meaning given such term in Section 5.3(b) of this Agreement.

“Company Oil and Gas Properties” means, with respect to Company or any of its Subsidiaries, all of the Company’s or any of its Subsidiaries’ right, title and interest in, to and under, or derived from mineral fee interests, oil and gas leases and rights, royalties, overriding royalties, net profits interests, production payments or other interests in oil, gas or minerals, Wells and Units, including all land, facilities, platforms, pipelines, gathering systems, saltwater disposal systems, plants, easements, rights-of-way, surface leases, surface use agreements, personal property and equipment, contracts, agreements and information pertaining or relating thereto.

“Company Option” has the meaning given such term in Section 1.7(a) of this Agreement.

“Company Owned Real Property” means the material real property and interests in real property owned by the Company and its Subsidiaries other than the Company Oil and Gas Properties.

“Company Permits” has the meaning given such term in Section 3.10(d) of this Agreement.

“Company Plans” has the meaning given such term in Section 3.9 of this Agreement.

“Company Preferred Stock” has the meaning given such term in Section 3.2(a) of this Agreement.

“Company Real Property” means the Company Owned Real Property and the Company Leased Real Property.

“Company Required Vote” has the meaning given such term in Section 3.24 of this Agreement.

“Company Reserve Report” has the meaning given such term in Section 3.21(a) of this Agreement.

“Company SEC Documents” has the meaning given such term in Section 3.5(a) of this Agreement.

“Company Special Meeting” has the meaning given such term in Section 5.6(c) of this Agreement.

“Company Stock Plans” has the meaning given such term in Section 1.7(a) of this Agreement.

“Company Warrant” has the meaning given such term in Section 1.7(b) of this Agreement.

“Competition Laws” means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade and includes the HSR Act.

“Confidentiality Agreement” has the meaning given such term in Section 5.4(c) of this Agreement.

“Cut-off Time” has the meaning given such term in Section 3.2(a) of this Agreement.

“Defensible Title” means that title of Company or Parent (or their respective Subsidiaries), as the case may be, which:

(i) entitles the Company or Parent (or their respective Subsidiaries), as the case may be, to receive a percentage of the Hydrocarbons produced, saved and marketed from any oil, gas and mineral lease, Unit or Well throughout the duration of the productive life of such lease, Unit or Well, which is not less than the “net revenue interest” shown on the Company Reserve Report or the Parent Reserve Report, as the case may be, for such lease, Unit or Well, except for decreases in connection with those operations in which the Company or Parent (or their respective Subsidiaries), as applicable, may be or hereafter become a non-consenting co-owner;

(ii) obligates the Company or Parent (or their respective Subsidiaries), as the case may be, to bear a percentage of the costs and expenses associated with the ownership, operation, maintenance and repair of any oil, gas and mineral lease, Unit or

Well which is not greater than the “working interest” shown on the Company Reserve Report or the Parent Reserve Report, as the case may be, with respect to such lease, Unit or Well, without increase throughout the life of such lease, Unit or Well other than (A) increases accompanied by at least a proportionate interest in the net revenue interest, (B) increases reflected in the applicable Reserve Report, and (C) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements that are accompanied by at least a proportionate increase in the net revenue interest; and

(iii) is free and clear of Liens, other than Permitted Liens.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” has the meaning given such term in the Recitals of this Agreement.

“Disability” means, with respect to Floyd C. Wilson, if and only if such individual shall have been unable to substantially perform his duties as an executive officer of Parent as a result of sickness or injury, and shall have remained unable to perform any such duties for a period of more than 60 consecutive days prior to the Effective Time.

“Dissenting Share” has the meaning given such term in Section 1.8 of this Agreement.

“Divestiture Properties” has the meaning given such term in Section 5.16 of this Agreement.

“DLLCA” has the meaning given such term in the Recitals of this Agreement.

“DOL” means the United Stated Department of Labor.

“Effective Time” has the meaning given such term in Section 1.2 of this Agreement.

“Employee” means any Person employed at common law or treated by the Company, Parent or any of their respective Subsidiaries, as applicable, as an employee.

“Employment and Withholding Taxes” means any federal, state, local, foreign or other employment, unemployment, insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, in connection with amounts paid or owing to any current or former Employee, independent contractor, creditor, stockholder or other party, in each case, on or in respect of the business or assets thereof.

“Employment Laws” means all Laws relating to employment and employment practices, terms and conditions of employment, labor relations, wages, hours of work and overtime, worker classification, employment-related immigration and authorization to work in the United States, occupational safety and health, and privacy of health information.

“Environmental Claim” means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to the Company or any of its Subsidiaries by any Person or entity alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Substance (as hereinafter defined) at any location owned, leased, operated or used by the Company or its Subsidiaries, or Parent or any of its Subsidiaries, as the case may be, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

“Environmental Laws” means all Laws, including common law, relating to pollution, cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health or safety, including (i) Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Substances, or otherwise relating to the manufacture, generation, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, and (ii) the Occupational Safety and Health Act, in each case as in effect as of the Effective Time.

“ERISA” has the meaning given such term in Section 3.9(a) of this Agreement.

“ERISA Affiliate” has the meaning given such term in Section 3.9(a) of this Agreement.

“Exchange Act” has the meaning given such term in Section 3.5(a) of this Agreement.

“Exchange Agent” has the meaning given such term in Section 2.1(a) of this Agreement.

“Exchange Fund” has the meaning given such term in Section 2.1(a) of this Agreement.

“Exchange Ratio” has the meaning given such term in Section 1.6(a) of this Agreement.

“Excluded Shares” has the meaning given such term in Section 1.6(d) of this Agreement.

“Expenses” has the meaning given such term in Section 8.1(c) of this Agreement.

“FTC” has the meaning given such term in Section 5.5(b) of this Agreement.

“GAAP” has the meaning given such term in Section 3.5(b) of this Agreement.

“Good Reason” means (i) any reduction in an employee’s annual base salary or expected total compensation (including bonus and benefits) or (ii) requiring such employee to be based at any office location further than 25 miles from such employee’s office location as of the date of this Agreement.

“Governmental Entity” has the meaning given such term in Section 3.4(b) of this Agreement.

“Halcón Severance Plan” has the meaning given such term in Section 5.11(a) of this Agreement.

“Hazardous Substance” means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, chlorides, radon gas or related materials or lead or lead-based paint or materials, (iii) any substance, material or waste that requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as hazardous, toxic or otherwise dangerous under any Environmental Laws or (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous.

“HSR Act” has the meaning given such term in Section 3.4(b) of this Agreement.

“Hydrocarbons” has the meaning given such term in Section 3.4(a) of this Agreement.

“Hydrocarbon Contracts” has the meaning given such term in Section 3.4(a) of this Agreement.

“Indebtedness” means, as to any Person, without duplication, all of the following, whether or not included as Indebtedness or liabilities in accordance with GAAP:

(i) all obligations of such Person for borrowed money, including all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(ii) all direct or contingent obligations of such Person to reimburse any letter of credit issuer in respect of amounts paid under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties and similar instruments;

(iii) all Indebtedness arising or created under any conditional sale agreement or title retention agreement relating to any Property acquired by such Person (even through the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such Property);

(iv) all obligations of such Person to pay the deferred purchase price of property or services, other than (A) accounts payable arising in the ordinary course of business; (B) accounts payable that are being contested in good faith; and (C) any obligations included in that certain entry or entries in the Person’s financial records representing revenue suspense accounts;

(v) capitalized lease liabilities;

(vi) obligations of such Person under any lease which is treated as an operating lease for financial accounting purposes and a financing lease for tax purposes (i.e., a “synthetic lease”); and

(vii) all contingent obligations of such Person in respect of any of the foregoing.

“Indemnified Parties” has the meaning given such term in Section 5.8(a) of this Agreement.

“Intellectual Property” has the meaning given such term in Section 3.11(a) of this Agreement.

“Investigation” has the meaning given such term in Section 5.4(b) of this Agreement.

“Investment Company Act” has the meaning given such term in Section 3.22 of this Agreement.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to the Company, the actual knowledge after due inquiry of the individuals listed in Section 8.14 of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge after due inquiry of the individuals listed in Section 8.14 of the Parent Disclosure Letter.

“Laws” has the meaning given such term in Section 3.4(a) of this Agreement.

“Liens” means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, tag-along right, call, preemptive right, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

“Litigation” means any action, claim, suit, proceeding, audit, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including workers’ compensation claims).

“Material Adverse Effect” means, with respect to Parent or the Company, as the case may be, any change, affect, event, occurrence, state of facts, development or developments that (i) results in a material adverse effect on the business, properties, assets, liabilities (contingent or otherwise) results of operations, financial condition or prospects of such party and its Subsidiaries taken as a whole or (ii) prevents or materially impedes or delays the consummation by such party of the Merger and the other transactions contemplated hereby; provided, that with respect to the Company, the death or Disability of Floyd C. Wilson shall constitute a Material Adverse Effect on Parent for purposes of Section 7.1(g); and provided further, that for purposes of analyzing whether any change, effect, event, occurrence, state of facts or development constitutes a Material Adverse Effect under this definition, the parties agree that the analysis of materiality shall not be limited to a long-term perspective. Notwithstanding the foregoing, the following shall not be deemed to constitute, a Material Adverse Effect: (A) changes and effects attributable to changes in Laws of general applicability or interpretations thereof by courts or governmental authorities, (B) changes and effects attributable to or resulting from changes in general industry conditions in the oil and gas exploration, development and production industry or general economic conditions, including changes in commodity prices, except, in each case, to the extent any such changes or effects disproportionately affect such party in comparison to other companies in the same industry and (C) changes and effects attributable to the announcement or pendency of this Agreement or the Merger.

“Merger” has the meaning given such term in the Recitals of this Agreement.

“Merger Consideration” has the meaning given such term in Section 1.6(a) of this Agreement.

“Mitchell Energy Advisors” has the meaning given such term in Section 4.25 of this Agreement.

“Nasdaq” means The NASDAQ Global Select Market.

“Non-Continuing Company Employees” has the meaning given such term in Section 5.11(a) of this Agreement.

“NYSE” means the New York Stock Exchange.

“Parent” has the meaning given such term in the Preamble of this Agreement.

“Parent Assets” means all of the properties and assets (real, personal or mixed, tangible or intangible) of Parent and its Subsidiaries.

“Parent Balance Sheet” has the meaning given such term in Section 4.13(a) of this Agreement.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” has the meaning given such term in Section 4.2(a) of this Agreement.

“Parent Consolidated Group” means any affiliated group within the meaning of Section 1504(a) of the Code, in which Parent (or any Subsidiary of Parent) is or has ever been a member or any group of corporations with which Parent files, has filed or is or was required to file an affiliated, consolidated, combined, unitary or aggregate Return.

“Parent Convertible Debt” means that certain Convertible Promissory Note, dated February 8, 2012, between Parent and Halcon Resources LLC.

“Parent Credit Agreement” means that certain Senior Revolving Credit Agreement, dated as of February 8, 2012, among the Company, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A. as Syndication Agent, Bank of Montreal, as Documentation Agent, and the Lenders Party thereto and the Guarantee and Collateral Agreement, dated February 8, 2012, among the Grantors named therein and JPMorgan Chase Bank, N.A., as Administrative Agent entered into in connection therewith.

“Parent Disclosure Letter” has the meaning given such term in Article 4 of this Agreement.

“Parent ERISA Affiliate” has the meaning given such term in Section 4.9(a) of this Agreement.

“Parent Financial Statements” has the meaning given such term in Section 4.5(b) of this Agreement.

“Parent Leased Real Property” means all interests in real property pursuant to the Parent Leases other than the Parent Oil and Gas Properties and other oil, gas and mineral rights of Parent and its Subsidiaries.

“Parent Leases” means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein other than such leases, subleases, licenses and use or occupancy agreements relating to the Parent Oil and Gas Properties and other oil, gas and mineral rights of Parent and its Subsidiaries.

“Parent Material Contract” has the meaning given such term in Section 4.12(a) of this Agreement.

“Parent Oil and Gas Properties” means, with respect to Parent or any of its Subsidiaries, all of Parent’s or any of its Subsidiaries’ right, title and interest in, to and under, or derived from mineral fee interests, oil and gas leases and rights, royalties, overriding royalties, net profits interests, production payments or other interests in oil, gas or minerals, Wells and Units, including all land, facilities, platforms, pipelines, gathering systems, saltwater disposal systems, plants, easements, rights-of-way, surface leases, surface use agreements, personal property and equipment, contracts, agreements and information pertaining or relating thereto.

“Parent Option” has the meaning given such term in Section 4.2(a) of this Agreement.

“Parent Owned Real Property” means the material real property and interests in real property owned by Parent and its Subsidiaries other than the Parent Oil and Gas Properties.

“Parent Permits” has the meaning given such term in Section 4.10(d) of this Agreement.

“Parent Plans” has the meaning given such term in Section 4.9(a) of this Agreement.

“Parent Preferred Stock” has the meaning given such term in Section 4.2(a) of this Agreement.

“Parent Proposal” has the meaning given such term in Section 4.23 of this Agreement.

“Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

“Parent Reserve Report” has the meaning given such term in Section 4.21(a) of this Agreement.

“Parent SEC Documents” has the meaning given such term in Section 4.5(a) of this Agreement.

“Parent SPD” has the meaning given such term in Section 4.9(b) of this Agreement.

“Parent Stockholders’ Meeting” has the meaning given such term in Section 5.6(d) of this Agreement.

“Parent Warrant” has the meaning given such term in Section 4.2(a) of this Agreement.

“PBGC” means Pension Benefit Guaranty Corporation.

“Per Share Cash Consideration” has the meaning given such term in Section 1.6(a) of this Agreement.

“Per Share Stock Consideration” has the meaning given such term in Section 1.6(a) of this Agreement.

“Permit” means any permit, license, waiver, concession, grant, registration, variance, exemption, authorization, operating certificate, franchise, order or approval or similar rights and privileges issued or granted by any Governmental Entity.

“Permitted Liens” means

(i) Liens reserved against or identified in the Company SEC Documents or the Company Balance Sheet, or the Parent SEC Documents or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto,

(ii) Liens for Taxes not yet due and payable or which (if foreclosure, distraint, sale, or other similar proceedings shall not have been initiated) are being contested in good faith by appropriate proceedings, and such reserve as may be required by GAAP shall have been made therefor,

(iii) Liens in connection with workers’ compensation, unemployment insurance or other social security (other than Liens created by Section 302(f) or Section 4068 of ERISA), old-age pension, or public liability obligations which are not yet due or which are being contested in good faith by appropriate proceedings, if such reserve as may be required by GAAP shall have been made therefor;

(iv) Liens in favor of Governmental Entities, vendors, carriers, warehousemen, repairmen, mechanics, workmen, and materialmen, and construction or similar Liens arising by operation of law (including Liens securing statutory or regulatory obligations) in the ordinary course of business in respect of obligations that are not overdue by more than thirty days or which are being contested in good faith by appropriate proceedings, if such reserve as may be required by GAAP shall have been made therefor;

(v) Liens in favor of operators and non-operators under joint operating agreements or similar contractual arrangement arising in the ordinary course of the business to secure amounts owing, which amounts are not yet due or are being contested in good faith by appropriate proceedings (if, with regard to such contested matters, such reserve as may be required by GAAP shall have been made therefor);

(vi) Liens under production sales agreements, division orders, operating agreements, unitization and pooling orders, and other agreements customary in the oil and gas business for processing, producing, transporting, marketing, and exchanging produced Hydrocarbons securing obligations not constituting Indebtedness and provided that such Liens do not secure obligations to deliver Hydrocarbons at some future date without receiving full payment therefor within 90 days of delivery; (vii) easements, rights of way, restrictions, encumbrances and minor defects in the chain of title which are customarily accepted in the oil and gas industry, none of which materially detract from the value or use of the property to which they apply;

(viii) judgment Liens arising by operation of law or as the result of the abstracting of a judgment or similar action under the laws of any jurisdiction, in respect of judgments that are not final and non-appealable judgments, so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

(ix) Liens granted or arising pursuant to the Company Credit Agreement or the Parent Credit Agreement;

(x) Liens incurred in the ordinary course of business covering deposit or securities accounts in favor of the depository institution or securities intermediary holding such accounts and arising in connection with obligations of the depositor arising from any such accounts;

(xi) Liens arising in connection with capitalized lease liabilities or securing purchase money Indebtedness; provided, however, that (A) no such Lien shall extend to or cover any other property, and (B) the principal amount of the Indebtedness secured by any such Lien shall not exceed the lesser of 80% of the fair market value or the cost of the property so held or acquired;

(xii) deposits and pledges of cash securing (A) the payment or performance of bids, tenders, leases, contracts (other than for the payment of Indebtedness) and statutory or regulatory obligations or (B) obligations on surety or appeal bonds, performance and return of money bonds and similar obligations (in each case other than for payment of Indebtedness) but only to the extent such deposits or pledges are incurred or otherwise arise in the ordinary course of business or secure obligations not past due;

(xiii) precautionary UCC financing statement filings regarding operating leases;

(xiv) statutory and common law landlords’ liens; and

(xv) statutory Liens in favor of lessors under leases of Oil and Gas Properties securing obligations not past due to pay royalties.

“Person” means any natural person, firm, individual, partnership, limited partnership, joint venture, business trust, trust, association, corporation, limited liability company, unincorporated entity or Governmental Entity.

“Proxy Statement” has the meaning given such term in Section 5.6(a) of this Agreement.

“Reference Date” has the meaning given such term in Section 4.2(a) of this Agreement.

“Registration Rights Agreement” means that certain Registration Rights Agreement entered into as of June 5, 2008 among the Company and the purchasers indentified on the signature page thereto.

“Related Person” means,

(i) a corporation that, immediately before or immediately after a purchase, exchange, redemption, or other acquisition of Company Common Stock or Parent Common Stock, as the case may be, is a member of an Affiliated Group (as defined herein) of which the Company or Parent, as applicable, (or any successor corporation thereto) is a member; or

(ii) a corporation in which the Company or Parent, as applicable, (or any successor corporation thereto), owns, or which owns with respect to the Company or Parent, as applicable, (or any successor corporation thereto), directly or indirectly, immediately before or immediately after such purchase, exchange, redemption, or other acquisition, at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of stock, taking into account for purposes of this clause (ii) any stock owned by 5% or greater stockholders of the Company or Parent, as applicable, (or any successor thereto) or such corporation, a proportionate share of the stock owned by entities in which the Company or Parent, as applicable, (or any successor thereto) or such corporation owns an interest, and any stock which may be acquired pursuant to the exercise of options.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration or placing into, through or upon the environment, including any land, soil, surface water, ground water or air.

“Requesting Party” has the meaning given such term in Section 5.4(b) of this Agreement.

“Required Parent Vote” has the meaning given such term in Section 4.23 of this Agreement.

“Restricted Stock Unit” has the meaning given such term in Section 1.7(c) of this Agreement.

“Return” means any return, estimated Tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“rights-of-way” has the meaning given such term in Section 3.15(d) of this Agreement.

“S-4” has the meaning given such term in Section 3.4(b) of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” has the meaning given such term in the Recitals of this Agreement.

“Second Merger Effective Time” has the meaning given such term in Section 1.1(b) of this Agreement

“Second Merger State Filings” has the meaning given such term in Section 1.1(b) of this Agreement.

“Second Merger Sub” has the meaning given such term in the Preamble of this Agreement.

“Secretary of State” has the meaning given such term in Section 1.2 of this Agreement.

“Securities Act” has the meaning given such term in Section 3.5(a) of this Agreement.

“Share Portion” has the meaning given such term in Section 1.7(b) of this Agreement.

“SOX” has the meaning given such term in Section 3.5(a) of this Agreement.

“SPD” has the meaning given such term in Section 3.9(b) of this Agreement.

“Specified Company SEC Documents” has the meaning given such term in Section 3.6(a) of this Agreement.

“Specified Parent SEC Documents” has the meaning given such term in Section 4.6(a) of this Agreement.

“Statement of Merger” has the meaning given such term in Section 1.2 of this Agreement.

“State Statutes” has the meaning given such term in the Recitals of this Agreement.

“Subsidiary” has the meaning ascribed to such term in Rule 1-02 of Regulation S-X of the SEC.

“Superior Proposal” has the meaning given such term in Section 5.3(d) of this Agreement.

“Surviving Company” has the meaning given such term in the Section 1.1(a) of this Agreement.

“Tax” means (i) any federal, state, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax; (ii) any liability for the payment of any amounts described in clauses (i), (ii) or (iii) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor, transferee, successor or similar liability; and (iii) any liability for the payments of any amounts as a result of being a party to any Tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (i) or (ii).

“Technology” has the meaning given such term in Section 3.11(a) of this Agreement.

“Termination Date” has the meaning given such term in Section 7.1(b) of this Agreement.

“Termination Fee” has the meaning given such term in Section 8.1(b) of this Agreement.

“Total Stock Consideration” means the aggregate Per Share Stock Consideration for all the shares of Company Common Stock.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

“Unit” means the area covered by a unitization, communitization or pooling agreement or order.

“USRPHC” has the meaning given such term in Section 3.26(w) of this Agreement.

“Well” means a well for the purpose of discovering or producing Hydrocarbons or disposing of fluids produced in connection with the production of Hydrocarbons.

“Wells Fargo” has the meaning given such term in Section 3.23(b) of this Agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, Second Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HALCÓN RESOURCES CORPORATION

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	Chairman, President and Chief Executive
Officer

LEOPARD SUB I, INC.

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

LEOPARD SUB II, LLC

By:	/s/ Floyd C. Wilson
Name:	Floyd C. Wilson
Title:	President and Chief Executive Officer

GEORESOURCES, INC.

By:	/s/ Frank A. Lodzinski
Name:	Frank A. Lodzinski
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

EXHIBIT A

AGREEMENT AND PLAN

OF MERGER (SECOND MERGER)

EXHIBIT B

STATEMENT OF MERGER

FOR SECOND MERGER (COLORADO)

EXHIBIT C

CERTIFICATE OF MERGER

FOR SECOND MERGER (DELAWARE)